
FuelCell Energy

Meeting the World's Energy Needs Today

2011 ANNUAL REPORT



FuelCell Energy, Inc.

NASDAQ: FCEL

Our vision is to provide ultra-clean, efficient distributed generation baseload power for less than the cost of grid-delivered electricity.

COMPANY PROFILE

FuelCell Energy, Inc. is an integrated fuel cell company that designs, manufactures, sells and services stationary fuel cell power plants. Customers are located around the world, including electric utilities, universities, industrial operations, food processors, municipal water treatment facilities, government installations and others. FuelCell Energy offers a complete portfolio of services including installation, maintenance and operation of the power plants with a service center staffed by trained technicians around-the-clock, 365 days per year that remotely monitor and operate the power plants globally.

With 182 megawatts (MW) of plants installed or in backlog and more than one billion kilowatt hours of ultra-clean power generated since 2003, FuelCell Energy is a global leader in stationary fuel cell power plants.

POWER GENERATION SOLUTIONS

300 kW DFC300



Wastewater treatment facility
California, USA

1.4 MW DFC1500



Commercial bakery
Connecticut, USA

2.8 MW DFC3000



Utility grid support
South Korea

Multi-MW DFC-ERG



Gas letdown station
Toronto, Canada

Advanced Systems



Hydrogen production
California, USA

WHAT SETS US APART



PRODUCT DESIGN & MANUFACTURE

- Design Direct FuelCell® (DFC®) power plants
- Manufacture fuel cell stacks and fuel cell kits
- Research new commercial applications for DFC technology



PROJECT DEVELOPMENT & SALES

- Sell direct and through partners
- Solve customer power generation and emission challenges
- Deliver complete power plants around the world



ENGINEERING & INSTALLATION

- Apply extensive applications expertise to each project
- Provide complete turn-key power plant installation services



GLOBAL SERVICE CAPABILITY

- Monitor and operate DFC plants around the world, around the clock, 24 hours per day, 365 days per year
- Customize service agreements for up to 20 years
- Offer broad service capability for on-site ancillary equipment

CUSTOMER SOLUTIONS

Our customers are located around the world, including electric utilities, universities, industrial operations, food processors, municipal water treatment facilities, government installations and others.

4.5 MW RENEWABLE BIOGAS PROJECT

San Diego, California, USA

An innovative project, partially funded by publicly issued renewable energy bonds, takes a waste disposal problem for the City of San Diego and converts it into ultra-clean power and a revenue source for the City. Renewable biogas from the municipal water treatment facility is used to fuel three DFC plants in the San Diego area. The City converts a waste problem into an expected revenue stream of $2.6 million over ten years from the sale of biogas plus $780,000 of savings from lower power costs. The power users benefit from the virtual lack of pollutants and reduction in carbon emissions compared to combustion based power generation as well as enhanced power reliability and energy security that is inherent in distributed generation.

Direct FuelCells® are fuel flexible, capable of using natural gas, directed biogas or renewable biogas generated on-site.



2.8 MW DFC3000 power plant

"It's a very exciting project," said Jacques Chirazi, Cleantech Program Manager for the City of San Diego. "It has a better economic payback period than most renewable projects."

11.2 MW FUEL CELL PARK

Daegu City, South Korea

Through our South Korean partner, POSCO Power, an urban fuel cell park with four power plants is providing 11.2 MW of ultra-clean power to the local electric grid. A project investor owns the power plants, selling the ultra-clean power to the local electric utility and the usable high quality heat to a neighboring water treatment facility. The favorable emission profile of the power plants helps the utility comply with the South Korean Renewable Portfolio Standard (RPS).

This 11.2 MW fuel cell park occupies only about one acre of land making DFC power plants well suited for siting in urban locations.



Four 2.8 MW DFC3000 power plants

"As an investor, this fuel cell project was interesting due to the favorable environmental impact that a fuel cell power plant offers by virtually eliminating pollutants and minimizing carbon emissions combined with attractive financial returns enabled by the high efficiency of the power generation process," said Hyung Gee Chung, CEO, The Cobalt Sky (project investor and owner).

2.8 MW ELECTRIC UTILITY OWNED

California, USA

A major California utility purchased two DFC plants for installation on two different university campuses. The utility gains base-load distributed generation that economically complies with clean air regulations and avoids the need to invest in transmission & distribution. The ultra-clean power and usable high quality heat help the universities reach their sustainability goals and reduce their power costs.

10 MW of DFC plants are operating or undergoing installation at eight university locations in the USA.



1.4 MW DFC1500 power plant

"This project provides a real-life example of sustainability," said Leroy Morishita, President, California State University—East Bay. "It is an ultra-clean, low-emission power plant."

ADVANTAGES



Renewable biogas fueled DFC plant at a municipal water treatment facility California, USA

ADVANTAGES OF DFC POWER PLANTS

- Economical as high efficiency reduces fuel costs
- Virtual lack of pollutants supports sustainability goals and benefits public health
- Reliable baseload power provides continuous electricity and heat
- Combined heat and power (CHP) further drives efficiency and economics
- On-site power production improves power reliability and energy security
- Avoids investment in electrical transmission & distribution
- Fuel flexible including clean natural gas and renewable biogas
- Converts biogas waste disposal problems into ultra-clean power generation solutions

ADVANTAGES OF BUSINESS MODEL

The FuelCell Energy business model is attractive to a variety of constituents. Investors value the multiple revenue streams, flexible manufacturing footprint that supports growth, and global growth opportunities for ultra-clean baseload distributed generation. Customers value the economics and attributes of DFC power plants. Legislators value the potential for sustainable local job creation.

- Multiple revenue streams including complete power plants, fuel cell kits and Services
- Growing installed base drives recurring revenue from Services
- Intellectual property is a competitive advantage
- Local demand can drive local assembly of fuel cell stacks and balance of plant sourcing
- Job creator—clean & green manufacturing jobs



Final assembly of a fuel cell stack Connecticut, USA

BUILDING A FUEL CELL POWER PLANT

Direct FuelCells are scalable to economically build megawatt-class power plants or fuel cell parks.



1 Individual **fuel cell components** designed and manufactured by FuelCell Energy, Inc.



2 Individual components are stacked on top of each other to build a **fuel cell stack**—approximately 400 components per stack. Assembled by FuelCell Energy, Inc. or partner.



3 Four fuel cell stacks are combined to build a **fuel cell module.**



4 To complete the **power plant,** the fuel cell module(s) is combined with mechanical balance of plant (fuel processing, i.e. clean natural gas or renewable biogas) and electrical balance of plant (processes the electrical output of the fuel cells for use by the utility or on-site customer).



5 Multiple plants can be combined to build a **fuel cell park.**

MOVING FORWARD

LETTER TO OUR SHAREHOLDERS



2011 was a year of significant progress for FuelCell Energy with solid execution on many fronts, including the receipt of a $129 million order for 70 megawatts (MW) of fuel cell kits and services, the largest in the history of the Company. We increased production levels dramatically to meet the higher backlog, enabling cost reductions. Quarterly gross profit was achieved for the third and fourth quarters of 2011, a first for the Company since beginning to commercialize our power plants. We announced global market expansion into Southeast Asia with our South Korean partner as well as Europe and Latin America with our new European partner.

Global power needs are trending in our favor with greater recognition of natural gas as a clean and abundant fuel source as well as the efficient use of renewable biogas. Nuclear and coal-fired power generation is less welcome in certain regions than it has been historically. Clean distributed baseload power generation provides solutions for a variety of challenges, including high costs and siting issues of central generation and the associated transmission lines and growing awareness of the public health and environmental costs of power generation emissions. FuelCell Energy is well positioned to take advantage of these global market opportunities. We are focused on revenue growth to continue the rapid expansion of our installed base along with continued cost reduction, which will lead to profitability.

Reaching Grid-Parity Pricing

Our Mission, on the cover of this annual report, is *Meeting the World's Energy Needs Today*, which our ultra-clean, efficient and reliable power plants are doing day in and day out. Our Vision is prominently highlighted inside the cover, which is to *Provide ultra-clean, efficient, distributed generation baseload power for less than the cost of grid-delivered electricity*, and to do this without subsidies. We are making measurable progress towards this vision by focusing on three Strategic Priorities: 1) Driving Growth, 2) Operational Excellence, and 3) Customer Satisfaction.

The FuelCell Energy team has made remarkable advancements with cost reductions and product enhancements since our first commercial installation in 2003. This is demonstrated by the quarterly gross profit generated in both the third and fourth quarters of 2011. This financial progress validates our path to profitability as higher volumes reduce costs, reflecting the operating leverage within the business.

Attractive Business Model

Our business model is attractive to investors as we have solutions that help solve the power generation challenges facing a variety of customers and governments around the world. Our business generates revenue from multiple sources, allows production to be localized where the demand develops, creating sustainable local 'green' jobs, and provides a clear path for significant growth and profitability.

We generate revenue from a broad range of activities, including the sale of complete power plants, fuel cell kits, services and Advanced Technology programs. We are diversifying our revenue sources geographically and by customer type, including grid-support and a variety of on-site power generation markets. We establish long term relationships with our customers enabling long term service opportunities. Many of our customers

Strategic Priorities	Initiatives
DRIVING GROWTH	• Build markets on core technology • Broaden penetration in key market segments • Global expansion
OPERATIONAL EXCELLENCE	• Enhance fleet performance • Extend product lifecycle and robustness • Cost reduction and leverage
CUSTOMER SATISFACTION	• Application and process excellence • Build reference base • Expand service offerings

contract with us for installation of the power plant and we operate and maintain virtually every installed plant. As our installed base grows, this service revenue generates a consistent and growing source of profitability over time.

Our business model is flexible, as local demand generates local employment with support positions and, as demand grows, enables local assembly of the power plant using core components that we manufacture along with local sourcing of the balance of plant. This model reduces costs such as shipping expenses. The ability to tie local job creation directly to local demand is attractive to our partners in South Korea and Europe and has captured the attention of legislators and other potential partners in many different regions.

Executing on Strategic Initiatives

We are focused on growing revenue by driving order volume. The previously mentioned $129 million, 70 MW order from our South Korean partner attracted global attention and enabled us to produce at an annual run-rate of 56 MW for the second half of 2011, which was more than double the production level in 2010. South Korea is taking steps to be a global clean-technology leader with clean power legislation and the investment of tens of billions of dollars to develop a clean technology economy. This 70 MW order is in response to the renewable portfolio standard that took effect at the beginning of 2012.

We are targeting eleven different global markets including seven markets utilizing clean natural gas as the fuel source for our power plants and four markets utilizing renewable biogas. An order received during 2011 illustrates two of these markets—electric utilities and universities. A major California electric utility purchased a power plant for installation on a California university campus. The distributed generation attribute of fuel cells enables the utility to add ultra-clean power generating capacity at the point of use without a commensurate investment in transmission. The power plant is included in the utility rate-base and the ultra-clean power production helps it comply with clean power generation mandates. The university benefits by receiving heat as well as power, allowing the university to lessen reliance on a combustion-based boiler. Besides reducing power costs, pollutants and greenhouse gases are reduced as well, helping the university achieve its sustainability goals.

A project investor with an international portfolio of power generation projects purchased a power plant in 2011 for installation on a Connecticut university campus. The investor provided capital for the purchase and is selling the electricity and heat to the university under a long term power purchase agreement. This project illustrates how the community and State taxpayers benefit as private capital helps the State reduce its power costs and attain sustainability goals that benefit public health and the environment.

Our installed base and backlog has grown at a compounded annual growth rate in excess of 45 percent over the past five years and has generated over one billion kilowatt hours of ultra-clean power, making us a global leader in stationary fuel cell power generation. We gain invaluable experience from our expanding installed base and we apply this knowledge to continually improve our products and processes. We also use this expertise to reinforce our commitment to customer service.

Strong Partners for International Growth

We sell direct in the USA and use partners to leverage our resources in other markets. Our partner, POSCO Power, is rapidly growing the utility market in South Korea in response to the renewable portfolio standard. They are also developing the commercial building market for smaller scale fuel cell power plants with combined heat and power (CHP). We jointly developed a 100 kilowatt fuel cell power plant with them in 2011 and two demonstration plants are currently undergoing commissioning. With 100 MW of local assembly capacity, POSCO Power is also exploring export opportunities in Asia, beginning with a showcase installation in Jakarta, Indonesia. This expansion is an ideal situation where POSCO Power and FuelCell Energy work together to increase utilization of existing manufacturing capacity by targeting markets that represent the potential for rapid adoption.

The European market represents significant opportunity for clean distributed generation demonstrated by our active pipeline, which includes a variety of market applications in countries including Spain, Germany, and the United Kingdom. The fuel flexible nature of our power plants is an advantage as there are attractive renewable biogas opportunities in these markets as well. We announced our first direct sale into the UK market in 2011 with a showcase installation in central London. Our recent partnership announcement with Spanish-based Abengoa is with a global company that has deep knowledge of the renewable power generation industry. We provide leading fuel cell technology and they contribute their extensive resources including liquid biofuel research capabilities, project development expertise and sizeable renewable power generation presence to develop and grow markets in Europe and Latin America.

Creating New Markets

The talented associates developing our Advanced Technology Programs are working to create new markets for our existing technology, targeting opportunities that can potentially be commercialized within a relatively short two to three year time frame. We are pursuing a number of market expansion opportunities including hydrogen generation and carbon capture:

- Establishing a hydrogen infrastructure in the USA or abroad requires economical and efficient hydrogen generation, compression and storage. Our technology is helping to address these challenges such as using our DFC plants to generate hydrogen on-site for industrial uses and vehicle fueling at lower cost and more cleanly than existing technologies. For example, we are operating a demonstration tri-generation power plant in California that generates hydrogen for vehicle fueling as well as electricity and heat, using renewable biogas for fuel.
- Utilities are spending significant amounts on their infrastructure. We have identified a potential path to participate in this utility spending by using our DFC power plants to efficiently and cost effectively separate carbon dioxide (CO_2) from the emissions of coal-fired power plants. Awards from both the U.S. Department of Energy and Department of Environmental Protection are helping to fund this research. Efficiently capturing CO_2 from coal-fired power plants in an economically attractive manner represents a large global market as it could enable clean use of this abundant fuel source.

ANNUAL PRODUCTION (MW)


50
40
30
20
10
0
2005
2008
2011

BACKLOG (IN MILLIONS)


$250
200
150
100
50
0
2009
2010
2011
Products
Services
Advanced Technology

Positioned for Profitable Growth

Our progress has positioned us well to aggressively expand and globalize our business. We are executing on our strategy. We have a path to profitability, achievable with annual production volume of 80 MW to 90 MW, so order volume will drive profitability. During 2011, we improved our balance sheet, generated record revenues as well as a gross profit for two quarters, and announced global expansion in Southeast Asia and Europe with strong partners.

We are accelerating the pace of progress and thank you for your continued support of FuelCell Energy.



Arthur A. Bottone
President and Chief Executive Officer

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below as of the end of each of the years in the five-year period ended October 31, 2011 have been derived from our audited consolidated financial statements together with the notes thereto included elsewhere in this annual report on Form 10-K. The data set forth below is qualified by reference to, and should be read in conjunction with our Consolidated Financial Statements and their Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report on Form 10-K.

	Years Ended October 31,				
(Amounts presented in thousands, except per share amounts)	**2011**	2010	2009	2008	2007
Consolidated Statement of Operations Data:					
Revenues:					
Product sales and revenues	**$115,104**	$ 59,226	$ 73,804	$ 82,748	$ 32,517
Research and development contracts	**7,466**	10,551	14,212	17,987	15,717
Total revenues	**122,570**	69,777	88,016	100,735	48,234
Costs and expenses:					
Cost of product sales and revenues	**127,350**	78,060	107,033	134,038	61,827
Cost of research and development contracts	**7,830**	10,370	10,994	16,059	13,438
Total cost of revenues	**135,180**	88,430	118,027	150,097	75,265
Gross loss	**(12,610)**	(18,653)	(30,011)	(49,362)	(27,031)
Operating expenses:					
Administrative and selling expenses	**16,299**	17,150	17,194	19,968	18,625
Research and development costs	**16,768**	18,562	19,160	23,471	27,489
Total costs and expenses	**33,067**	35,712	36,354	43,439	46,114
Loss from operations	**(45,677)**	(54,365)	(66,365)	(92,801)	(73,145)
Interest expense	**(2,578)**	(127)	(265)	(100)	(84)
Income/(loss) from equity investments	**58**	(730)	(812)	(1,867)	(1,263)
Interest and other income, net[1]	**2,861**	1,354	860	3,268	7,471
Redeemable minority interest	**(525)**	(2,367)	(2,092)	(1,857)	(1,653)
Provision for income tax	**(113)**	(91)	—	—	—
Net loss	**(45,974)**	(56,326)	(68,674)	(93,357)	(68,674)
Net loss attributable to noncontrolling interest	**261**	663	—	—	—
Net loss attributable to FuelCell Energy, Inc.	**(45,713)**	(55,663)	(68,674)	(93,357)	(68,674)
Adjustment for modification of redeemable preferred stock of subsidiary	**(8,987)**	—	—	—	—
Preferred stock dividends	**(3,200)**	(3,201)	(3,208)	(3,208)	(3,208)
Net loss to common shareholders	**$ (57,900)**	$ (58,864)	$ (71,882)	$ (96,565)	$ (71,882)
Net loss to common shareholders					
Basic	**$ (0.47)**	$ (0.63)	$ (0.99)	$ (1.41)	$ (1.16)
Diluted	**$ (0.47)**	$ (0.63)	$ (0.99)	$ (1.41)	$ (1.16)
Weighted average shares outstanding					
Basic	**124,498**	93,926	72,393	68,571	61,991
Diluted	**124,498**	93,926	72,393	68,571	61,991

(1) Includes net license fee income of $34 and $42 for years ended October 31, 2008 and 2007, respectively that were reported separately in prior years.

	Years Ended October 31,				
(Amounts presented in thousands, except per share amounts)	**2011**	2010	2009	2008	2007
Consolidated Balance Sheet Data:					
Cash and cash equivalents	**$ 51,415**	$ 20,467	$ 57,823	$ 38,043	$ 92,997
Short-term investments (U.S. treasury securities)	**12,016**	25,019	7,004	30,406	60,634
Working capital	**18,783**	48,171	77,793	59,606	158,687
Total current assets	**132,948**	102,209	119,679	118,020	201,005
Long-term investments (U.S. treasury securities)	**—**	9,071	—	18,434	—
Total assets	**183,630**	150,529	162,688	185,476	253,188
Total current liabilities	**114,165**	54,038	41,886	58,414	42,318
Total non-current liabilities	**23,983**	12,098	14,534	6,747	5,014
Redeemable minority interest	**—**	16,849	14,976	13,307	11,884
Redeemable preferred stock	**59,857**	59,857	59,950	59,950	59,950
Total (deficit) equity	**$ (14,375)**	$ 7,687	$ 31,342	$ 47,058	$134,022

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with information included in Item 8 of this report. Unless otherwise indicated, the terms "Company," "FuelCell Energy," "we," "us," and "our" refer to FuelCell Energy Inc. and its subsidiaries. All tabular dollar amounts are in thousands.

In addition to historical information, this discussion and analysis contains forward-looking statements. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could cause such a difference include, without limitation, the risk that commercial field trials of our products will not occur when anticipated, general risks associated with product development and manufacturing, changes in the utility regulatory environment, potential volatility of energy prices, rapid technological change, competition, market acceptance of our products and our ability to achieve our sales plans and cost reduction targets, as well as other risks set forth in our filings with the Securities and Exchange Commission including those set forth under Item 1A—Risk Factors in this report.

OVERVIEW AND RECENT DEVELOPMENTS

Overview

We are a leading integrated fuel cell company with a growing global presence. We design, manufacture, sell, install and service ultra-clean, highly efficient stationary fuel cell power plants for distributed baseload power generation. Our power plants offer scalable on-site power and utility grid support, helping customers solve their energy, environmental and business challenges.

Global urban populations are expanding, becoming more industrialized and requiring greater amounts of power to sustain their growth. As policymakers and power producers struggle to find economical and readily available solutions that will alleviate the impact of harmful pollutants and emissions, the market for ultra-clean, efficient and reliable distributed generation is rapidly growing.

With fully commercialized ultra-clean fuel cell power plants and decades of experience in the industry, we are well positioned to grow our installed base of power plants. Our plants are operating in more than 50 locations worldwide and have generated more than one billion kilowatt hours (kWh) of electricity, which is equivalent to powering more than 90,000 average size U.S. homes for one year. Our installed base and steadily growing backlog exceeds 180 megawatts (MW).

Our diverse and growing customer base includes major electric utility companies, municipalities, universities, government entities and businesses in a variety of commercial and industrial enterprises. Our leading geographic markets are South Korea and the United States and we are actively pursuing expanding opportunities in Asia, Europe, Canada and Latin America.

We service the power plants for virtually every customer we have globally under long-term service agreements. We monitor and operate the power plants around the clock from our technical assistance center located at our Danbury, Connecticut headquarters. We have an extensive service network of FuelCell Energy technicians that provide on-site service and maintenance.

Recent Developments

POSCO Power 70MW Order

In May 2011, the Company announced a $129 million order for 70 megawatts of fuel cell kits and other equipment and services to POSCO Power. Fuel cell kit shipments commenced during the fourth-quarter of fiscal 2011 in accordance with the order and will occur monthly through October 2013. Payment terms included a down payment and milestone payments during the term of the contract. The Company received milestone payments of approximately $51 million during fiscal 2011. POSCO Power is an independent power producer in South Korea and subsidiary of POSCO, a global steel producer.

B1200 Repair and Upgrade Program

During the second quarter of fiscal 2011, the Company incurred an obligation to repair and upgrade a select group of 1.2 megawatt (MW) fuel cell modules produced between 2007 and early 2009. The repair and upgrade obligation was based on events that occurred and knowledge obtained concerning the performance of this select group of modules during the second fiscal quarter of 2011, however, the formal agreement to begin the repair and upgrade program was not finalized until May 2011. The program commenced in the third quarter of 2011 and is expected to conclude by mid-2012. The Company recorded a charge of approximately $8.8 million during the quarter ended April 30, 2011 recorded as a cost of product sales and revenues on the consolidated statements of operations. In the fourth quarter of fiscal 2011, the Company reduced its estimate for future repair costs under this program resulting in a benefit to cost of product sales and revenues of $0.5 million. During fiscal 2011, the Company incurred actual costs of $2.9 million, including $1.8 million of repair costs and $1.1 million of module replacement costs, net of the estimated fair value of the deployed module asset at the end of the respective LTSA contract term as the life of the deployed assets are expected to be greater than the remaining contract term.

Series 1 Preferred Share Obligation

On March 31, 2011, the Company entered into an agreement with Enbridge, Inc. ("Enbridge") to modify the Class A Cumulative Redeemable Exchangeable Preferred Shares agreement (the "Series 1 Preferred Share agreement") between FCE FuelCell Energy Ltd. ("FCE Ltd"), a wholly-owned subsidiary of FuelCell Energy, and Enbridge, the sole holder of the Series 1 preferred shares. Consistent with the previous Series 1 preferred share agreement, FuelCell Energy continues to guarantee the return of principal and dividend obligations of FCE Ltd. to the Series 1 preferred shareholders under the modified agreement. The modification of the Series 1 preferred share agreement resulted in a reclassification of the instrument on the consolidated balance sheet from redeemable minority interest to a liability (preferred stock obligation of subsidiary). As a result of this modification and reclassification, the Company revalued the instrument. The revaluation of the Series 1 preferred shares resulted in a reduction of additional paid in capital of $9.0 million, which is also presented on the consolidated statement of operations as a charge to modification of redeemable preferred stock of subsidiary to arrive at net loss to common shareholders and is included in the calculation of earnings per share for net loss to common shareholders. The Company made its scheduled payments of Cdn. $10.9 million during fiscal 2011 under the terms of the modified agreement including the recording of interest expense of approximately Cdn. $2.3 million. As of October 31, 2011, the carrying value of the Series 1 preferred shares was Cdn. $16.6 million ($16.7 million USD) and is classified as preferred stock obligation of subsidiary on the consolidated balance sheets. Refer to Note 12 of Notes to Consolidated Financial Statements for more information.

Registered Direct Offering

On January 13, 2011 we sold an aggregate of 10,160,428 units at a negotiated price of $1.87 per unit, with each unit consisting of (i) one share of FuelCell Energy, Inc. common stock, par value $0.0001 per share ("Common Stock") and (ii) one warrant to purchase 1.0 share of common stock, in a registered direct offering for gross proceeds of $19.0 million. The net proceeds from the sale of the units, after deducting the placement agent fees and other offering expenses, were approximately $17.8 million. The warrants have an exercise price of $2.29 per share and are exercisable beginning on the date that is six months and one day after the closing date and will expire twenty one months after issuance.

Additionally, FuelCell Energy exercised its right in the fourth quarter of fiscal 2011 to require the investor to purchase 10,000,000 additional shares. The sale price for the additional shares was based on a fixed ten percent discount to a volume weighted average price ("VWAP") measurement at the time we exercised the option. The net proceeds from the sale of the units, after deducting agent fees and other expenses, were approximately $8.7 million.

RESULTS OF OPERATIONS

Management evaluates the Results of Operations and cash flows using a variety of key performance indicators including revenues compared to prior periods and internal forecasts, costs of our products and results of our "cost-out" initiatives, and operating cash use. These are discussed throughout the "Results of Operations" and "Liquidity and Capital Resources" sections.

Results of Operations are presented in accordance with accounting principles generally accepted in the United States ("GAAP") and as adjusted for certain items referenced below. Management also uses non-GAAP measures which exclude non-recurring items in order to measure operating periodic performance. Adjustments to GAAP are referenced below under "Revenues and Costs of Revenues" and "Net Loss to Common Shareholders." We have added this information because we believe it helps in understanding the results of our operations on a comparative basis. This adjusted information supplements and is not intended to replace performance measures required by U.S. GAAP disclosure.

COMPARISON OF THE YEARS ENDED OCTOBER 31, 2011 AND OCTOBER 31, 2010

Revenues and Costs of Revenues

Our revenues and cost of revenues for the years ended October 31, 2011 and 2010 were as follows:

	Years Ended October 31,		Change	
	2011	2010	$	%
Revenues:				
Product sales and revenues	**$115,104**	$ 59,226	$55,878	94
Research and development contracts	**7,466**	10,551	(3,085)	(29)
Total	**$122,570**	$ 69,777	$52,793	76
Cost of revenues:				
Product sales and revenues	**$127,350**	$ 78,060	$49,290	63
Research and development contracts	**7,830**	10,370	(2,540)	(25)
Total	**$135,180**	$ 88,430	$46,750	53
Gross profit (loss):				
Gross loss from product sales and revenues	**$ (12,246)**	$(18,834)	$ 6,588	(35)
Gross (loss) profit from research and development contracts	**(364)**	181	(545)	(301)
Total	**$ (12,610)**	$(18,653)	$ 6,043	(32)
Product Sales Cost-to-revenue ratio(1)	**1.11**	1.32		16

(1) Cost-to-revenue ratio is calculated as cost of product sales and revenues divided by product sales and revenues.

Total revenues for the year ended October 31, 2011 increased $52.8 million, or 76 percent, to $122.6 million from $69.8 million during the same period last year. Total cost of revenues for the year ended October 31, 2011 increased by $46.8 million, or 53 percent, to $135.2 million from $88.4 million during the same period last year. A discussion of the changes in product sales and revenues and research and development contracts follows.

Product Sales and Revenues

Product sales and revenues increased $55.9 million, or 94 percent, in the fiscal year ended October 31, 2011 to $115.1 million compared to $59.2 million for the prior year period. Product sales and revenues for fiscal year ended October 31, 2011 included $88.0 million from the sale of power plants, fuel cell kits, fuel cell modules, and other fuel cell power plant components, $15.0 million of revenue primarily from the design and delivery of capital equipment to POSCO Power for their fuel cell module assembly facility as well as construction and installation services, and $12.1 million of revenue from service and power purchase agreements. This compared to product sales and revenues in fiscal 2010 which included $46.5 million of product sales (complete power plants, modules and components), $3.6 million related to the sale of stack module assembly and conditioning equipment to POSCO and for site engineering and construction work for projects where we are responsible for complete power plant system installation, $6.9 million related to service agreements and component sales and $2.2 million related to PPAs. The increase in revenues is attributable to increased order flow from the Korea and California markets and resulting increase in production over the prior year. As of October 31, 2011 our production run-rate was 56 MW. Maintaining this annual run rate is expected to result in product sales and revenues in the range of approximately $31 million to $34 million per quarter in fiscal 2012. Fuel cell kits are being produced at a rate of 2.8 MW per month through October 2013 to fulfill the 70 MW order received from POSCO Power in 2011. Planned production in fiscal 2012 includes 33.6 MW of fuel cell kits, 10 MW for other backlog and scheduled re-stacks under long-term service agreements and the balance reserved for projected new orders requiring delivery in 2012. The Company's production rate will be adjusted based on the timing and amount of new customer contracts.

Cost of product sales and revenues increased $49.3 million, or 63 percent in fiscal year ended October 31, 2011 to $127.4 million compared to $78.1 million in the same period the prior year. This increase is primarily due to the significant growth in revenues during fiscal 2011, as compared to fiscal 2010, as well as the B1200 repair and upgrade program charge totaling $8.3 million. Fiscal 2011 cost of sales also reflects a benefit of approximately $1.0 million from a vendor settlement related to certain prior period issues associated with components purchased from this vendor.

Included in the total cost of product sales and revenues reported above, service agreement costs, net of revenues, totaled $10.2 million for the fiscal year ended October 31, 2011 compared to $13.9 million in the same period of the prior year. The decrease in net service agreement costs is primarily due to lower stack replacement and routine maintenance costs and increased revenues on new MW class product installations. The loss on service agreements has historically been due to high maintenance, stack replacement and other costs on older and sub-MW product designs. As these products are retired or become a smaller overall percentage of the installed fleet, we expect the loss on service agreements to continue to decline.

Gross loss for product sales and revenues improved to $12.2 million, compared to $18.8 million in fiscal 2010. The product cost-to-revenue ratio was 1.11-to-1.00 for fiscal year ended October 31, 2011 (1.03-to-1.00 excluding the $8.3 million B1200 repair and upgrade charge) compared to 1.32-to-1.00 for fiscal year ended October 31, 2010. Improvements in margins and cost ratio are the result of improved absorption of fixed overhead costs from increased volume and lower product costs and aftermarket costs, partially offset by the B1200 repair and upgrade program.

Cost of product sales and revenues includes costs to manufacture and ship our power plants and power plant components to customers, site engineering and construction costs where we are responsible for power plant system installation, costs for stack module assembly and conditioning equipment sold to POSCO Power, warranty expense, liquidated damages and costs to service power plants for customers with long-term service agreements (including maintenance and stack replacement costs incurred during the period), PPA operating costs and lower of cost of market inventory adjustments.

We contract with a concentrated number of customers for the sale of our products and for research and development contracts. Refer to Note 1 of Notes to Consolidated Financial Statements for more information on customer concentrations.

There can be no assurance that we will continue to achieve historical levels of sales of our products to our largest customers. Even though our customer base is expected to increase and our revenue streams to diversify, a substantial portion of net revenues could continue to depend on sales to a concentrated number of customers. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement, and our customers may seek to renegotiate the terms of current agreements or renewals. The loss of, or reduction in sales to, one or more of our larger customers, could have a material adverse effect on our business, financial condition and results of operations.

Research and Development Contracts

Research and development contracts revenue is derived primarily (greater than 90 percent) from the DOE and other governmental agencies. Research and development contracts revenue and related costs for the fiscal years ended October 31, 2011 and 2010 were as follows:

	Years Ended October 31,		Percentage
	2011	2010	Change
Research and development contracts	**$7,466**	$10,551	(29%)
Cost of research and development contracts	**7,830**	10,370	(25%)
Gross (loss) profit	**$ (364)**	$ 181	(301%)

Research and development contracts revenue decreased $3.1 million to $7.5 million for fiscal 2011, compared to $10.6 million for 2010. Cost of research and development contracts decreased $2.5 million to $7.8 million during fiscal 2011, compared to $10.4 million for 2010. Gross profit (loss) from research and development contracts for 2011 was ($0.4) million or (5 percent), compared to $0.2 million or 2 percent in 2010. The decrease in revenue was due to lower levels of research activities compared to the prior period as phase II of the solid oxide fuel cell development program with the U.S. Department of Energy (DOE) ended. The Company began phase III of this program towards the end of the second quarter 2011. The decline in margins is due to the mix of cost share and lower overall government billing rates due to the increase in the commercial business.

Administrative and Selling Expenses

Administrative and selling expenses were $16.3 million for the fiscal year ended October 31, 2011 compared to $17.2 million during fiscal 2010 as a cost reduction initiative reduced expenses. Administrative and selling was lower primarily due to lower overall salary expense, lower stock based compensation and sales and marketing costs compared to the prior year period.

Research and Development Expenses

Research and development expenses decreased $1.8 million to $16.8 million during fiscal 2011, compared to $18.6 million in 2010. The decrease is a result of lower overall headcount and increased support of commercial projects by our engineering staff during the period which are classified as cost of sales.

Loss from Operations

Loss from operations for the fiscal year ended October 31, 2011 was $45.7 million compared to a loss of $54.4 million in 2010. The decrease is primarily due to improved product margins.

Interest Expense

Interest expense, increased to $2.6 million for fiscal year ended October 31, 2011 compared to $0.1 million for fiscal year ended October 31, 2010. The increase is due to the modification of redeemable preferred stock of subsidiary, which is the previously discussed Series I preferred share obligation. Accounting guidance requires interest expense to be recorded on this instrument post-modification.

On March 31, 2011, the modified instrument had a carrying value of Cdn. $25.2 million. The Company assessed the accounting guidance related to the classification of the preferred shares after the modification on March 31, 2011 and concluded that the preferred shares should be classified as a mandatorily redeemable financial instrument, and presented as a liability on the consolidated balance sheet. As of October 31, 2011, the carrying value of the Series 1 preferred shares was Cdn. $16.6 million ($16.7 million USD) and is classified as "preferred stock obligation of subsidiary" on the consolidated balance sheets. As of October 31, 2011, the current amount of this obligation totaled $3.9 million and the long-term amount totaled $12.9 million. Accretion expense associated with this obligation will be recorded as interest expense on the consolidated statement of operations. For the year ended October 31, 2011, interest expense totaled approximately $2.4 million.

Income/Loss from Equity Investments

Equity income of $0.1 million was recorded in fiscal year ended October 31, 2011 relating to our investment in Versa compared to a loss of $0.7 million for the fiscal year ended October 31, 2010. The increase in Versa income is due to new research and development contracts entered into by Versa during fiscal 2011.

Interest and Other Income, Net

Interest and other income, net, increased to $2.9 million for fiscal 2011 compared to $1.4 million for 2010. The increase is due to higher royalty income related to our license agreements with POSCO Power as POSCO Power sold more DFC power plants in 2011 compared to 2010 as well as the benefit of foreign currency translation gains on the Series 1 preferred stock obligation of subsidiary.

Accretion of Preferred Stock of Subsidiary

The Series 1 preferred shares issued by our subsidiary, FCE Ltd., to Enbridge were originally recorded at a substantial discount to par value ("fair value discount"). On a quarterly basis, the carrying value of the Series 1 preferred shares was increased to reflect the passage of time with a corresponding non-cash charge (accretion). The accretion of the fair value discount was $0.5 million and $2.4 million for the fiscal years ended October 31, 2011 and 2010, respectively. The modification of the Series 1 preferred share agreement resulted in a reclassification of the instrument on the consolidated balance sheets from redeemable minority interest to a liability (preferred stock obligation of subsidiary). Refer to Recent Developments as well as the section on adjustment for modification of redeemable preferred stock of subsidiary below and Note 12 of Notes to Consolidated Financial Statements for more information.

Provision for Income Taxes

We have not paid federal or state income taxes in several years due to our history of net operating losses, although we have paid foreign taxes in South Korea. For the fiscal year ended October 31, 2011 our provision for income taxes was $0.1 million, which related to South Korean tax obligations. Although we were gross margin profitable for the third and fourth fiscal quarters of 2011, we cannot estimate when production volumes will be sufficient to generate taxable income. Accordingly, no tax benefit has been recognized for these net operating losses or other deferred tax assets as significant uncertainty exists surrounding the recoverability of these deferred tax assets. Approximately $4.2 million of our valuation allowance would reduce additional paid in capital upon subsequent recognition of any related tax benefits.

As of October 31, 2011, we had $629 million of federal NOL carryforwards that expire in the years 2020 through 2031 and $357 million in state NOL carryforwards that expire in the years 2012 through 2031. Additionally, we had $9.3 million of state tax credits available, of which $1 million expires in 2018. The remaining credits do not expire.

Net Loss Attributable to Noncontrolling Interest

The net loss attributed to the noncontrolling interest for years ended October 31, 2011 and October 31, 2010 was $0.3 million and $0.7 million, respectively.

Adjustment for Modification of Redeemable Preferred Stock of Subsidiary

Modification of redeemable preferred stock of subsidiary resulted in a charge of $9.0 million for year ended October 31, 2011. Due to the reclassification of the instrument to a liability, the Company has accounted for this modification of the Series 1 preferred shares as an extinguishment and therefore the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock on our balance sheet prior to the modification represents a return to the preferred stockholder and treated in a manner similar to the treatment of dividends paid on preferred stock. Accordingly, the difference between (1) the fair value of the Series 1 preferred shares and (2) the carrying amount of the Series 1 preferred shares our balance sheet prior to the modification was subtracted from net loss to arrive at loss to common stockholders in the calculation of earnings per share. The revaluation of the Series 1 preferred shares resulted in a reduction of additional paid in capital of $9.0 million, which is also presented on the consolidated statements of operations as a charge to modification of redeemable preferred stock of subsidiary to arrive at net loss to common shareholders and is included in the calculation of earnings per share for net loss to common shareholders. The Company made its scheduled payments of Cdn. $10.9 million during fiscal 2011 under the terms of the modified agreement, including the recording of interest expense of approximately Cdn. $2.3 million. As of October 31, 2011, the carrying value of the Series 1 preferred shares was Cdn. $16.6 million ($16.7 million USD) and is classified as preferred stock obligation of subsidiary on the consolidated balance sheets.

Preferred Stock Dividends

Dividends recorded on the Series B preferred stock were $3.2 million in each for the fiscal year end periods of October 31, 2011, 2010 and 2009.

Net Loss to Common Shareholders and Loss per Common Share

Net loss to common shareholders represents the net loss for the period less the net loss attributable to noncontrolling interest less the preferred stock dividends on the Series B preferred stock and the $9.0 million adjustment for the modification of redeemable preferred stock of subsidiary. For the fiscal years ended October 31, 2011 and 2010, net loss to common shareholders was $57.9 million and $58.9 million, respectively and loss per common share was $(0.47) and $(0.63), respectively.

COMPARISON OF THE YEARS ENDED OCTOBER 31, 2010 AND OCTOBER 31, 2009

Revenues and Costs of Revenues

Our revenues and cost of revenues for the years ended October 31, 2010 and 2009 were as follows:

	Years Ended October 31,		Change	
	2010	2009	$	%
Revenues:				
Product sales and revenues	$ 59,226	$ 73,804	$(14,578)	(20)
Research and development contracts	10,551	14,212	(3,661)	(26)
Total	$ 69,777	$ 88,016	$(18,239)	(21)
Cost of revenues:				
Product sales and revenues	$ 78,060	$107,033	$(28,973)	(27)
Research and development contracts	10,370	10,994	(624)	(6)
Total	$ 88,430	$118,027	$(29,597)	(25)
Gross profit (loss):				
Gross loss from product sales and revenues	$(18,834)	$ (33,229)	$ 14,395	(43)
Gross profit from research and development contracts	181	3,218	(3,037)	(94)
Total	$(18,653)	$ (30,011)	$ 11,358	(38)
Product Sales Cost-to-revenue ratio(1)	1.32	1.45		(9)

(1) Cost-to-revenue ratio is calculated as cost of product sales and revenues divided by product sales and revenues.

Total revenues for the year ended October 31, 2010 decreased by $18.2 million, or 21 percent, to $69.8 million from $88.0 million during the same period last year. Total cost of revenues for the year ended October 31, 2010 decreased by $29.6 million, or 25 percent, to $88.4 million from $118.0 million during the same period last year.

We contract with a concentrated number of customers for the sale of our products and for research and development contracts. Refer to Note 1 of Notes to Consolidated Financial Statements for more information on customer concentrations.

There can be no assurance that we will continue to achieve historical levels of sales of our products to our largest customers. Even though our customer base is expected to increase and our revenue streams to diversify, a substantial portion of net revenues could continue to depend on sales to a limited number of customers. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement, and our customers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales to, one or more of our larger customers could have a material adverse effect on our business, financial condition and results of operations.

Product Sales and Revenues

We historically sold our fuel cell products below cost while the market develops and product costs are reduced. We have been engaged in a formal commercial cost-out program since 2003 to reduce the total life cycle costs of our power plants and have made significant progress primarily through value engineering our products, manufacturing process improvements, higher production levels, technology improvements and global sourcing. During fiscal 2009, we began production of our newest MW-class power plants. The new design incorporates new stacks with outputs of 350 kW each compared to 300 kW previously, along with lower component and raw material costs derived from process improvements, volume manufacturing and global sourcing. As a result, we experienced significant improvement in our manufactured product margins during fiscal 2010. The overall product cost-to-revenue ratio (including warranty expenses, liquidated damages, costs to service power plants for customers with LTSAs, PPA operating costs and LCM adjustments) improved to 1.32 in fiscal 2010 from 1.45 in fiscal 2009.

Product sales and revenues decreased $14.6 million to $59.2 million for fiscal 2010, compared to $73.8 million for fiscal 2009. Lower product revenue resulted from the transition in product sales mix to POSCO from complete power plants in fiscal 2009 to a larger proportion in fiscal 2010 being only for the stack module part of the power plant. Partially offsetting this decline was higher revenue from LTSAs due to sales of service agreements on power plant installations in South Korea. Revenue in fiscal 2010 included $46.5 million of product sales (complete power plants, modules and components), $3.6 million related to the sale of stack module assembly and conditioning equipment to POSCO and for site engineering and construction work for projects where we are responsible for complete power plant system installation, $6.9 million related to service agreements and component sales and $2.2 million related to PPAs. Revenue in fiscal 2009 included $63.2 million of power plant sales, $2.0 million related to site engineering and construction work for projects where we are responsible for complete power plant system installation, $6.0 million related to service agreements and component sales and $2.6 million of revenue related to PPAs. The amount of future product sales and revenues is based on the timing and amount of new customer contracts.

Cost of product sales and revenues decreased to $78.1 million for fiscal 2010, compared to $107.0 million during 2009. This decrease is due to the transition of production for POSCO from complete power plants to only the stack module part of the power plant, production of lower cost products and the impact from higher costs in 2009 due to delays in commissioning and final acceptance testing on the first multi-megawatt products installed in South Korea. Although we did continue to incur some post installation issues in fiscal 2010 in South Korea, they were significantly less than in fiscal 2009.

A subset of the totals reported above, service agreements and aftermarket costs, net of revenues, totaled $13.9 million for the fiscal year ended October 31, 2010 compared to $14.4 million in the same period of the prior year. The decrease in net service agreement and aftermarket costs is primarily due to lower stack replacement and routine maintenance costs.

Cost of product sales and revenues includes costs to manufacture and ship our power plants and power plant components to customers, site engineering and construction costs where we are responsible for power plant system installation, costs for stack module assembly and conditioning equipment sold to POSCO, warranty expense, liquidated damages and costs to service power plants for customers with long-term service agreements (including maintenance and stack replacement costs incurred during the period), PPA operating costs and LCM adjustments.

Research and Development Contracts

Research and development contracts revenue is derived primarily (greater than 90 percent) from the DOE and other governmental agencies. Research and development contracts revenue and related costs for the fiscal years ended October 31, 2010 and 2009 were as follows:

	Years Ended October 31, 2010	2009	Percentage Change
Research and development contracts	$10,551	$14,212	(26%)
Cost of research and development contracts	10,370	10,994	(6%)
Gross profit	$ 181	$ 3,218	(94%)

Research and development contracts revenue decreased $3.7 million to $10.5 million for fiscal 2010, compared to $14.2 million for 2009. Cost of research and development contracts decreased $0.6 million to $10.4 million during fiscal 2010, compared to $11.0 million for 2009. Margin from research and development contracts for 2010 was $0.2 million or 2 percent, compared to $3.2 million or 23 percent in 2009. The decline in revenue was primarily due to lower activity on the SECA program.

Administrative and Selling Expenses

Administrative and selling expenses remained unchanged at $17.2 million during fiscal 2010, compared to 2009.

Research and Development Expenses

Research and development expenses decreased $0.6 million to $18.6 million during fiscal 2010, compared to $19.2 million in 2009. The decrease is related to the cash management plan implemented in fiscal 2009 and increased support by the Company's engineers on non-research and development activities.

Loss from Operations

Loss from operations for the fiscal year ended October 31, 2010 was $54.4 million compared to a loss of $66.4 million in 2009. The improvement in net loss from operations was due to the $11.4 million net improvement in gross margin on product sales and research and development contracts and lower research and development expenses.

Loss from Equity Investments

Our ownership interest in Versa Power Systems, Inc. ("Versa") at October 31, 2010 was 39 percent, unchanged from 2009. We account for the investment under the equity method of accounting. Our share of equity losses from Versa decreased $0.1 million to $0.7 million in fiscal 2010 compared to $0.8 million in 2009. This decrease was due to lower cost share requirements on research and development activity being performed by Versa.

Interest and Other Income, Net

Interest and other income, net, increased to $1.4 million for fiscal 2010 compared to $0.9 million for 2009. The increase is due to license fee income on the POSCO technology transfer agreements.

Provision for Income Taxes

We have not paid federal or state income taxes in several years due to our history of net operating losses, although we have paid foreign taxes in South Korea. In fiscal 2010, our provision for income taxes was $0.1 million, which related to South Korean tax obligations. During 2009, we began manufacturing products that are gross margin profitable on a per unit basis; however, we cannot estimate when production volumes will be sufficient to generate taxable income. Accordingly, no tax benefit has been recognized related to current or prior year losses and other deferred tax assets as significant uncertainty exists surrounding the recoverability of these deferred tax assets. Approximately $4.2 million of our valuation allowance would reduce additional paid in capital upon subsequent recognition of any related tax benefits.

As of October 31, 2010, we had $541 million of federal NOL carryforwards that expire in the years 2020 through 2030 and $343 million in state NOL carryforwards that expire in the years 2011 through 2030. Additionally, we had $8.7 million of state tax credits available, of which $1.0 million expires in 2018. The remaining credits do not expire.

Net Loss Attributable to Noncontrolling Interest

The net loss attributed to the noncontrolling interest for 2010 was $0.7 million.

LIQUIDITY AND CAPITAL RESOURCES

Our future liquidity will be dependent on obtaining the order volumes and cost reductions necessary to achieve profitable operations. We estimate that we can achieve Company profitability at an annual production rate of 80 MW to 90 MW based on sales mix. Annual production capacity at our manufacturing facility is up to 90 MW with full utilization under its current configuration. Actual results will depend on product mix, volume, future service costs, and market pricing.

During fiscal 2010, our manufacturing run-rate was an annualized 22 MW. In response to the increased level of orders added to backlog, we increased our annual production run rate to 35 MW per year during the fourth quarter of fiscal year 2010 and increased our annual production rate to 56 MW annually during in the third quarter of fiscal year 2011. We produced 46 MW in fiscal 2011.

Our current manufacturing capacity is up to 90 MW and we expect to invest approximately $3 million to $5 million for upgrades and maintenance of production assets during 2012. With increasing order flow, our plan is to expand production capacity to approximately 150 MW. This expansion will require the addition of equipment (e.g. furnaces, tape casting and other equipment) to increase the capacity of certain manufacturing operations. Due to the economies of scale and equipment required, we believe it is more cost effective to add capacity in large blocks. We estimate that an expansion to 150 MW will require additional capital investments of $30 to $40 million, although this expansion may occur in stages depending on the level of market demand.

Increasing annual order volume and reduced product costs are expected to reduce annual cash use and we expect positive cash flows at an annual production rate of 80–90 MW. In addition, we may also raise capital through a combination of: (i) equity or strategic investments, (ii) debt financing; with improving operating results as the business grows, the Company expects to have access to the debt markets to finance capital expansion and (iii) potential local or state Government loans or grants in return for manufacturing job creation. The timing and size of any financing will depend on multiple factors including market conditions, future order flow and the need to adjust production capacity. If we are unable to raise additional capital, our growth potential may be adversely affected and we may have to modify our plans. We anticipate that our existing capital resources, together with anticipated order, revenues and cash flows, will be adequate to satisfy our financial requirements and agreements through at least the next twelve months.

Cash Flows

Cash, cash equivalents, and investments in U.S. treasuries totaled approximately $63.4 million as of October 31, 2011 compared to $54.6 million as of October 31, 2010.

Net use of cash, cash equivalents and investments during the year ended October 31, 2011 was $21.6 million compared to $42.4 million during the period ended October 31, 2010. These totals exclude proceeds from underwritten common stock offerings of $26.5 million and $32.1 million in 2011 and 2010, respectively as well as revolver net borrowings of $4.0 million in 2011. Cash receipts from progress payments for commercial orders combined with the favorable impact of improved product margins resulted in lower cash, cash equivalents and investments in U.S. treasuries utilization during the period ended October 31, 2011 compared to the prior year, partially offset by higher return of capital payments on the Company's Series 1 preferred share obligation (Refer to Recent Developments for further information).

Cash and cash equivalents as of October 31, 2011 was $51.4 million compared to $20.5 million as of October 31, 2010. The key components of our cash inflows and outflows were as follows:

Operating Activities—Cash used in operating activities was $8.5 million during fiscal year 2011 compared to $35.0 million used in operating activities during 2010. The decrease in operating cash use compared to the prior year period is a result of an increase in deferred revenue due to new order milestone payments and an increase in accrued liabilities primarily due to the reserve established for the B1200 repair and upgrade program. These were partially offset by an increase in accounts receivable on customer collections and increased other assets primarily due to restacks under LTSA's (refer to discussion of Critical Accounting Policies and Estimates below). In addition, as a result of higher revenues during fiscal 2011 and strong order flow during the year, we increased our production volumes resulting in higher inventory.

Investing Activities—Cash provided by investing activities was $18.0 million during fiscal year 2011 compared to net cash used in investing activities of $30.3 million during 2010. The increase of $48.3 million was mainly due to the net maturity of U.S. treasuries during 2011 of $22.0 million, compared to a net purchase of U.S. treasuries of $27.2 million during 2010. During fiscal year 2011 the Company has purchased capital equipment totaling $3.4 million and invested $0.6 million in Versa Power Systems, Inc.

Financing Activities—Cash provided by financing activities was $21.4 million during fiscal year 2011 compared to net cash provided by financing activities of $27.9 million in the prior year period. Cash provided by financing activities for fiscal 2011 and 2010 includes net proceeds from the sale and issuance of common stock, net of registration fees, of $32.9 million and $32.1 million, respectively. The decrease in financing cash in 2011 compared to

2010 is a result of the Company incurring higher return of capital payments on the Series 1 preferred share obligation (Refer to Recent Developments for further information) during fiscal year 2011, compared to the prior year period. This decrease was partially offset by an increase in fiscal 2011 of $4.0 million relating to borrowings on a new revolving credit facility.

The Company closed on a $5.0 million revolving credit facility with JPMorgan Chase Bank, N.A. and the Export-Import Bank of the United States during fiscal year 2011 and had net borrowings of $4.0 million during the period. The credit facility is to be used for working capital to finance the manufacture and production and subsequent export sale of the Company's products or services.

Sources and Uses of Cash and Investments

We continue to invest in new product and market development and, as such, we are not currently generating positive cash flow from our operations on a consistent basis. Our operations are funded primarily through cash generated from product sales and research and development contracts, license fee income and sales of equity securities. In order to consistently produce positive cash flow from operations, we need to be successful at increasing annual order volume and implementing our cost reduction efforts. The status of these activities is described below.

Increasing Annual Order Volume

We need to increase annual order volume to achieve profitability. Increased production volumes lower costs by leveraging supplier/purchasing opportunities, creating opportunities for incorporating manufacturing process improvements, and spreading fixed costs over more units. Our overall manufacturing process has a production capacity of up to 90 MW with full utilization. Updates on our key geographic markets are as follows:

South Korea: The Company continues to deepen and broaden its partnership with South Korea based POSCO Power. The $129 million order for 70 MW of fuel cell kits and other equipment and services announced in May 2011 represents the beginning of demand related to the renewable portfolio standard that takes effect in 2012 and mandates approximately 6,000 MW through 2022. FuelCell Energy will supply 2.8 MW of fuel cell kits monthly beginning in October 2011 through October 2013 under the contract to support POSCO Power's production schedule of fuel cell modules. The size of the 70 MW order combined with the multi-year term has heightened interest in Direct FuelCells from prospective partners and customers in the United States and in Europe since the announcement.

Using fuel cell components supplied by FuelCell Energy, POSCO Power assembled their first fuel cell stack during the third quarter of 2011 in their recently built fuel cell module assembly plant and installed the completed power plant at a customer site. The POSCO Power fuel cell module assembly and balance of plant facilities are designed for 100 MW annual capacity using fuel cell components purchased from FuelCell Energy. POSCO Power has ordered 140 MW of fuel cell power plants, modules and components from the Company since 2007.

POSCO Power continues to expand the fuel cell market in South Korea as they grow utility-scale installations, pursue commercial building opportunities with a demonstration 100 kilowatt (kW) unit, and develop export opportunities in Southeast Asia, beginning with Indonesia. The Company completed and shipped the two demonstration 100 kilowatt (kW) fuel cell modules under the joint development agreement with POSCO Power with one plant installed at a hospital and the second plant being installed at a public park.

California: Our products address the need by utilities for ultra-clean baseload distributed generation. The installed base in California continues to grow with the shipment of 12.4 MW of DFC plants during fiscal 2011. Recently, the California Public Utilities Commission updated the Self Generation and Incentive Program (SGIP) program and implemented a combined heat and power feed-in tariff program. The SGIP provides incentives for both clean natural gas and renewable biogas applications and has been shifted to a performance-based incentive.

The California Public Utilities Commission also recently enacted a long awaited feed-in tariff for CHP applications providing on-site power up to 20 MW in size. Under the feed-in tariff, excess electricity not used on-site can be sold to the grid at a price set by the CPUC called the Market Price Referent—or MPR—as long as the heat is used on-site. This feed-in tariff will improve the economics on fuel cell projects.

Connecticut: During fiscal 2011, the Company received an order for a 1.4 MW DFC plant to be installed at Central Connecticut State University. Connecticut adopted a comprehensive clean energy policy in June 2011 to expand energy efficiency and adoption of renewable power, including a long-term renewable energy credit (LREC) program. Beginning in January 2012, Connecticut utilities are required to open LREC procurement contracts for low emission renewable power projects 2 MW or less, which includes fuel cells. The program funding is $300 million in total over 20 years with $4 million required to be spent by utilities in 2012, the first year, increasing $4 million per year to $20 million by year 5, and then declining in year 16 and thereafter. Utilities can pay up to $0.20/kWh for up to a 15 year term. The legislation also created a 'Green Bank' with a broader mission than its predecessor, the Connecticut Clean Energy Fund, including purchases of LREC's and financing of renewable energy projects.

Europe: The European power generation market values efficiency and low emissions, and represents an untapped market for ultra-clean baseload distributed generation fuel cell power plants. Abengoa is an attractive partner as they understand the power industry, possess sufficient scale and reach to develop and grow a fuel cell market in the targeted geographies, and have the appropriate relationships to help educate regulatory bodies on the advantages of ultra-clean baseload distributed generation.

Cost Reduction Efforts

Product cost reductions are essential for us to further develop the market for our fuel cell products and attain profitability. Cost reductions will also reduce or eliminate the need for incentive funding programs which currently allow us to price our products to compete with grid-delivered power and other distributed generation technologies. Product cost reductions come from several areas including:

- engineering improvements;
- technology advances;
- supply chain management;
- production volume; and
- manufacturing process improvements.

COMMITMENTS AND SIGNIFICANT CONTRACTUAL OBLIGATIONS

A summary of our significant future commitments and contractual obligations as of October 31, 2011 and the related payments by fiscal year is summarized as follows:

		Payments Due by Period			
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Purchase commitments[(1)]	$ 82,390	$75,359	$ 6,973	$ 58	$ —
Series 1 preferred obligation[(2)]	19,039	4,481	2,520	2,520	9,518
Term loans (principal and interest)	5,434	1,141	730	730	2,833
Capital and operating lease commitments[(3)]	3,373	970	1,845	558	—
Revolving credit facility[(4)]	4,000	4,000	—	—	—
Series B preferred dividends payable[(5)]	—	—	—	—	—
Total	$114,236	$85,951	$12,068	$3,866	$12,351

(1) Purchase commitments with suppliers for materials, supplies and services incurred in the normal course of business.

(2) Under the previous Series 1 preferred shares agreement, FCE Ltd. had an accrued and unpaid dividend obligation of approximately Cdn. $12,500,000 representing the deferral of dividends plus interest from the commencement of the agreement in May 2004 to present. Payment was originally due to Enbridge as of December 31, 2010, but was subsequently extended based on mutual consent. Under the modified share provisions, the Company is required to make (i) equal quarterly returns of capital cash payments to the holders of the Series 1 preferred shares on the last day of each calendar quarter starting on March 31, 2011 and ending on December 31, 2011 and (ii) additional return of capital payments, as consideration for the one-year deferral, calculated at a 9.8 percent rate per annum on the unpaid Cdn. $12,500,000 obligation. Under the previous Series 1 preferred shares agreement, FCE Ltd. was to make annual dividend payments totaling Cdn. $1,250,000. The terms of the Series 1 preferred share agreement were also modified to adjust these payments to (i) an annual amount of Cdn. $500,000 for dividends and (ii) an annual amount of Cdn. $750,000 as return of capital payments payable in cash. These payments commenced on March 31, 2011 and end on December 31, 2020. Dividends accrue at a 1.25% quarterly rate on the unpaid principal balance, and additional dividends will accrue on the cumulative unpaid dividends (inclusive of the Cdn. $12.5 million unpaid dividend balance as of the modification date) at a rate of 1.25% per quarter, compounded quarterly. On December 31, 2020 the amount of all accrued and unpaid dividends on the Series 1 preferred shares of Cdn. $21.1 million and the balance of the principal redemption price of Cdn. $4.4 million shall be paid to the holders of the Series 1 preferred shares. The Company has the option of making dividend payments in the form of common stock or cash under terms outlined in the preferred share agreement. For purposes of preparing the above table, the final balance of accrued and unpaid dividends due December 31, 2020 of Cdn. $21.1 million is assumed to be paid in the form of common stock and not included in this table.

(3) Future minimum lease payments on capital and operating leases.

(4) In January 2011, the Company entered into a $5.0 million revolving credit facility with JPMorgan Chase Bank, N.A. and the Export-Import Bank of the United States. The credit facility is to be used for working capital to finance the manufacture and production and subsequent export sale of the Company's products or services. The agreement has a one year term with renewal provisions. The outstanding principal balance of the facility will bear interest, at the option of the Company of either the one-month LIBOR plus 1.5 percent or the prime rate of JP Morgan Chase. The facility is secured by certain working capital assets and general intangibles, up to the amount of the outstanding facility balance. At October 31, 2011, the outstanding amount owed under this facility was $4.0 million.

(5) We are currently paying $3.2 million in annual dividends on our Series B preferred stock. The $3.2 million annual dividend payment has not been included in this table as we cannot reasonably determine the period when or if we will be able to convert the Series B preferred stock into shares of our common stock. We may, at our option, convert these shares into that number of shares of our common stock that are issuable at the then prevailing conversion rate if the closing price of our common stock exceeds 150 percent of the then prevailing conversion price ($11.75) for 20 trading days during any consecutive 30 trading day period.

In April 2008, we entered into a 10-year loan agreement with the Connecticut Development Authority allowing for a maximum amount borrowed of $4.0 million. At October 31, 2011, we had an outstanding balance of $3.7 million on this loan. The interest rate is 5 percent and the loan is collateralized by the assets procured under this loan as well as $4.0 million of additional machinery and equipment. Repayment terms require (i) interest only payments on outstanding balances through November 2009 and (ii) interest and principal payments commencing in December 2009 through May 2018.

Bridgeport FuelCell Park, LLC ("BFCP"), one of our wholly-owned subsidiaries, has an outstanding loan with the Connecticut Clean Energy Fund, secured by assets of BFCP. Interest accrues monthly at an annual rate of 8.75 percent and repayment of principal and accrued interest is not required until the occurrence of certain events. As of October 31, 2011, no repayments of principal and interest have been made and we cannot reasonably determine when such repayments will begin. The outstanding balance on this loan, including accrued interest, is $0.8 million as of October 31, 2011.

We have pledged approximately $8.4 million of our cash and cash equivalents as collateral and standby letters of credit for certain banking requirements and contracts. As of October 31, 2011, outstanding standby letters of credit totaled $7.1 million. These expire on various dates through May 2012.

As of October 31, 2011, we identified uncertain tax positions aggregating $15.7 million and reduced our net operating loss carryforwards by this amount. Because of the level of net operating losses and valuation allowances, unrecognized tax benefits, even if not resolved in our favor, would not result in any cash payment or obligation and therefore have not been included in the contractual obligation table above.

In addition to the commitments listed in the table above, we have the following outstanding obligations:

Power Purchase Agreements

In California, we have 2.0 MW of power plant installations under power purchase agreements ranging in duration from six to eight years. As owner of the power plants, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel to run the power plants.

We qualified for incentive funding for these projects under California's SGIP and from other government programs. Funds are payable upon commercial installation and demonstration of the plant and may require return of the funds for failure of certain performance requirements during the period specified by the government program. Revenue related to these incentive funds is recognized ratably over the performance period. As of October 31, 2011, we had remaining deferred incentive funding revenue of less than $0.1 million.

Service and Warranty Agreements

We warranty our products for a specific period of time against manufacturing or performance defects. Our standard warranty period for products other than fuel cell kits is generally 15 months after shipment or 12 months after acceptance of the product. We have agreed to warranty fuel cell kits and components for 21 months from the date of shipment due to the additional shipping and customer manufacture time required. In addition to the standard product warranty, we have contracted with certain customers to provide services to ensure the power plants meet minimum operating levels for terms ranging from one to 20 years. Our standard LTSA term is five years. Pricing for service contracts is based upon estimates of future costs, which could be materially different from actual expenses. Also see Critical Accounting Policies and Estimates for additional details.

Research and Development Cost-Share Contracts

We have contracted with various government agencies to conduct research and development as either a prime contractor or subcontractor under multi-year, cost-reimbursement and/or cost-share type contracts or cooperative agreements. Cost-share terms require that participating contractors share the total cost of the project based on an agreed upon ratio. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress authorizes the funds. As of October 31, 2011, research and development sales backlog totaled $15.8 million, of which $9.0 million is funded. Should funding be delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, revenue recognition, contract loss reserves, excess, slow-moving and obsolete inventories, product warranty costs, reserves on long-term service agreements, share-based compensation expense, allowance for doubtful accounts, depreciation and amortization, impairment of long-lived assets, income taxes and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Our critical accounting policies are those that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our accounting policies are set-forth below.

Revenue Recognition

We earn revenue from (i) the sale and installation of fuel cell power plants and modules (ii) the sale of component part kits and spare parts to customers, (iii) site engineering and construction services (iv) providing services under long-term service agreements ("LTSA"), (v) the sale of electricity under power purchase agreements ("PPA") as well as incentive revenue from the sale of electricity under PPA's, and (vi) customer-sponsored research and development projects. The Company periodically enters into arrangements with customers that involve multiple elements of the above items. We assess such contracts to ensure that consideration under the arrangement is being appropriately allocated to each of the deliverables. Our revenue is primarily generated from customers located throughout the U.S. and Asia and from agencies of the U.S. government. Revenue from customer-sponsored research and development projects is recorded as research and development contracts revenue and all other revenues are recorded as product sales and revenues in the Consolidated Statements of Operations.

For customer contracts for complete DFC Power Plants which the Company has adequate cost history and estimating experience and that management believes it can reasonably estimate total contract costs, revenue is recognized under the percentage of completion method of accounting. The use of percentage of completion accounting requires significant judgment relative to estimating total contract costs, including assumptions relative to the length of time to complete the contract, the nature and complexity of the work to be performed, anticipated increases in wages and prices for subcontractor services and materials, and the availability of subcontractor services and materials. Our estimates are based upon the professional knowledge and experience of our engineers, program managers and other personnel, who review each long-term contract on a quarterly basis to assess the contract's schedule, performance, technical matters and estimated cost at completion. Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods. Revenues are recognized based on the percentage of the contract value that incurred costs to date bear to estimated total contract costs, after giving effect to estimates of costs to complete based on most recent information. For customer contracts for new or significantly customized products, where management does not believe it has the ability to reasonably estimate total contract costs, revenue is recognized using the completed contract method and therefore all revenue and costs for the contract are deferred and not recognized until installation and acceptance of the power plant is complete. For all types of contracts, we recognize anticipated contract losses as soon as they become known and estimable. We have recorded an estimated contract loss reserve of $0.1 million and $0.6 million as of October 31, 2011 and October 31, 2010, respectively. Actual results could vary from initial estimates and reserve estimates will be updated as conditions change.

Revenue from component part kits and spare parts sales is recognized upon shipment or title transfer under the terms of the customer contract. Terms for certain contracts provide for a transfer of title and risk of loss to our customers at our factory locations upon completion of our contractual requirement to produce and products prepare the products for shipment. A shipment in place may occur in the event that the customer is unready to take delivery of the products on the contractually specified delivery dates.

Site engineering and construction services revenue is recognized on a percentage of completion basis as costs are incurred.

Revenue from LTSA contracts for power plants with our 5-year stack design is earned ratably over the term of the contract by performing routine monitoring and maintenance and by meeting a certain level of power output. For our legacy LTSA contracts on power plants with our older 3-year stack design, a portion of the contract value related to the stack replacement had been deferred. Upon stack replacement, revenue is recognized ratably over the remaining contract term. Revenue related to routine monitoring and maintenance under legacy contracts is recognized ratably over the full term of the contract. Although the Company has recently entered into LTSA contracts in excess of five years, no revenue has been recognized on these LTSA's.

Under PPA's, revenue from the sale of electricity is recognized as electricity is provided to the customer. Incentive revenue is recognized ratably over the term of the PPA.

Revenue from research and development contracts is recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. Revenue from government funded research and development programs are generally multi-year, cost-reimbursement and/or cost-shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement, and on certain contracts we are reimbursed only a portion of the costs incurred. While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds.

During fiscal 2011, the Company entered into a sales contract and supplemental agreement with one of its customers in which revenue is being recognized based upon the current guidance for multiple-deliverable revenue arrangements. The guidance for an arrangement with multiple-deliverables states that the delivered items will be considered a separate unit of accounting if the following criteria are met:

- The delivered item or items have value to the customer on a standalone basis.
- If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

The components of the contract were evaluated and it was determined that each have standalone value to the customer. A selling price hierarchy is established for determining the selling price of the multiple deliverables. The selling price used for each deliverable will be based on vendor-specific objective evidence (VSOE) if available, third-party evidence (TPE) if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE is available. The Company evaluated the elements of the contract with the customer using this hierarchy and has determined that estimated selling prices would be utilized for each element. These estimated selling prices were principally based on the prices charged when these elements were sold separately on a limited basis in the past.

Inventories and Advance Payments to Vendors

Inventories consist principally of raw materials and work-in-process. In certain circumstances, we will make advance payments to vendors for future inventory deliveries. These advance payments are recorded as other current assets on the Consolidated Balance Sheets.

Inventory is reviewed to determine if reserves are required for obsolescence (excess, obsolete, and slow-moving inventory). This review includes analyzing inventory levels of individual parts considering the current design of our products and production requirements as well as the expected inventory needs for maintenance on installed power plants.

Warranty and Service Expense Recognition

We warranty our products for a specific period of time against manufacturing or performance defects. Our warranty is limited to a term generally 15 months after shipment or 12 months after installation of our products, except for fuel cell kits. We have agreed to warranty fuel cell kits and components for 21 months from the date of shipment due to the additional shipping and customer manufacture time required. We reserve for estimated future warranty costs based on historical experience. We also provide for a specific reserve if there is a known issue requiring repair during the warranty period. Estimates used to record warranty reserves are updated as we gain further operating experience. As of October 31, 2011 and October 31, 2010, the warranty reserve, which is classified in accrued liabilities on the consolidated balance sheet, totaled $1.1 million and $0.7 million, respectively.

In addition to the standard product warranty, we have entered into LTSA contracts with certain customers to provide monitoring, maintenance and repair services for fuel cell power plants. Our standard service agreement term is five years. Under the terms of our LTSA, the power plant must meet a minimum operating output during the term. If minimum output falls below the contract requirement, we may be subject to performance penalties or may be required to repair or replace the customer's fuel cell stack. The Company has provided for a reserve for performance guarantees which based on historical fleet performance totaled $2.2 million and $1.2 million as of October 31, 2011 and October 31, 2010, respectively.

The Company provides for reserves on all LTSA agreements when the estimated future stack replacement and service costs are estimated to exceed the remaining contract value. This includes power plants with our legacy 3-year stack design. We expect the replacement of these older 3-year stack designs to continue into mid-2012. Reserve estimates for future costs on LTSA agreements are determined by a number of factors including the estimated life of the stack, used replacement stacks available, our limit of liability on service agreements and future operating plans for the power plant. Our reserve estimates are performed on a contract by contract basis and include cost assumptions based on what we anticipate the service requirements will be to fulfill obligations for each contract. As of October 31, 2011, our reserve on LTSA contracts totaled $8.9 million compared to $6.6 million as of October 31, 2010. The increase related to changes in estimates for future expected costs. Prior to February 1, 2010, we provided for a pricing reserve if the agreement was sold below our standard pricing. As a result of our experience with these contracts and production rates of stacks and related costing, effective February 1, 2010, contract losses have been estimated as described above. The result of this change in estimate was not material to the Consolidated Financial Statements.

At the end of our LTSA contracts, customers are expected to either renew the contract or we anticipate that the stack module will be returned to the Company as the plant is no longer being monitored or having routine service performed. In situations where the customer agrees at the time of a restack to return the stack to the Company at the end of the LTSA term, the cost of the stack is recorded as a long-term asset and depreciated over its expected life. If the Company does not obtain rights to title from the customer, the cost of the stack which is not recoverable is expensed. As of October 31, 2011, the total remaining stack value was $15.1 million compared to $2.0 million as of October 31, 2010. This balance is expected to increase over time as stack replacements occur. During fiscal year 2011, depreciation on this asset category totaled approximately $2.4 million compared to $0.1 in the prior year period.

During the second quarter of fiscal 2011, the Company committed to a repair and upgrade program for a select group of 1.2 megawatt (MW) fuel cell modules produced between 2007 and early 2009. The Company recorded a charge of approximately $8.8 million during the quarter ended April 30, 2011 recorded as a cost of product sales and revenues on the consolidated statements of operations. In the fourth quarter of fiscal 2011, the Company reduced its estimate of future costs under this program by $0.5 million recorded as a benefit to cost of product sales and revenues. Refer to the B1200 repair and upgrade program discussed in Recent Developments above.

Share-Based Compensation

We account for restricted stock awards (RSA's) based on the closing market price of the Company's common stock on the date of grant. We account for stock options awarded to employees and non-employee directors under the fair value method of accounting using the Black-Scholes valuation model to estimate fair value at the grant date. The model requires us to make estimates and assumptions regarding the expected life of the option, the risk-free interest rate, the expected volatility of our common stock price and the expected dividend yield. The fair value of equity awards is amortized to expense over the vesting period, generally four years. Share-based compensation was $2.6 million and $3.0 million for the fiscal years ended October 31, 2011 and 2010, respectively.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on net operating loss ("NOL") carryforwards, research and development credit carryforwards, and differences between financial reporting and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

We apply the guidance regarding how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). The company's financial statements reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts.

The evaluation of a tax position is a two-step process. The first step is recognition: the company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is measurement: a tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Certain transactions involving the Company's beneficial ownership occurred in fiscal 2011 and prior years, which could have resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. We have completed a detailed Section 382 study in fiscal 2011 to determine if any of our NOL and credit carryovers will be subject to limitation. Based on that study we have determined that there was no ownership change as of the end of our 2011 fiscal year under Section 382.

ACCOUNTING GUIDANCE UPDATE

Recently Adopted Accounting Guidance

In April 2010, the FASB provided guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Research or development arrangements frequently include payment provisions whereby a portion or all of the consideration is contingent upon the achievement of milestone events. An entity may only recognize consideration that is contingent upon the achievement of a milestone in its entirety in the period the milestone is achieved only if the milestone meets certain criteria. We adopted this guidance effective November 1, 2010 and it did not impact our financial statements.

In December 2009, the FASB issued revised guidance related to the consolidation of variable interest entities ("VIE"). The revised guidance requires reporting entities to evaluate former qualified special purpose entities for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. We adopted this guidance effective November 1, 2010 and it did not impact our financial statements.

In October 2009, the FASB issued guidance updating accounting standards for revenue recognition for multiple-deliverable arrangements. The stated objective of the update was to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. The guidance provides amended methodologies for separating consideration in multiple-deliverable arrangements and expands disclosure requirements. We adopted this guidance for revenue arrangements entered into or materially modified after November 1, 2010 and it did not have a material impact on our financial statements or disclosures to date. Refer to Note 1 in the Notes to Consolidated Financial Statements for information on the multiple-deliverable arrangement evaluation performed on the 2011 POSCO contract.

In June 2009, the FASB issued accounting guidance which requires a company to perform ongoing reassessment of whether it is the primary beneficiary of a variable interest entity ("VIE"). Specifically, the guidance modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance clarifies that the determination of whether a company is required to consolidate a VIE is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the VIE that most significantly impact the VIE's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a VIE and enhanced disclosures of the company's involvement in VIEs and any significant changes in risk exposure due to that involvement. We adopted this guidance effective November 1, 2010 and it did not have an impact on our financial statements.

Recent Accounting Guidance Not Yet Effective

In January 2010, the FASB issued guidance that requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. This amended guidance requires disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers in and out of Levels 1 and Levels 2 fair value measurements and disclosures about the purchase, sale, issuance and settlement activity of Level 3 fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about the purchase, sale, issuance and settlement activity of Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010. The Company was not impacted by the disclosures effective for interim periods beginning after December 15, 2009 and we do not expect the remaining disclosures required after December 15, 2010 upon adoption of this guidance will have a material impact on our financial statements or disclosures.

In May 2011, the FASB issued new guidance that clarifies and changes some fair value measurement principles and disclosure requirements. Among them is the clarification that the concepts of highest and best use and valuation premise in a fair value measurement, should only be applied when measuring the fair value of nonfinancial assets. Additionally, the new guidance requires quantitative information about unobservable inputs, and disclosure of the valuation processes used and narrative descriptions with regard to fair value measurements within the Level 3 categorization of the fair value hierarchy. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The adoption of this new guidance is not expected to have a material impact on our financial statements or disclosures.

In June 2011, the FASB issued guidance that eliminates the option to present items of other comprehensive income ("OCI") as part of the statement of changes in stockholders' equity, and instead requires either OCI presentation and net income in a single continuous statement to the statement of operations, or as a separate statement of comprehensive income. This new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company is required to adopt this update in the first quarter of fiscal year 2013. The adoption of this accounting guidance is not expected to have a material impact on our financial statements.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as members of management of FuelCell Energy, Inc., and its subsidiaries (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles of the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of October 31, 2011, based on criteria for effective internal control over financial reporting established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we have concluded that the Company maintained effective internal control over financial reporting as of October 31, 2011 based on the specified criteria.

Arthur A. Bottone
President and Chief Executive Officer

Michael S. Bishop
Senior Vice President, Chief Financial Officer, Corporate Secretary and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FuelCell Energy, Inc.:

We have audited the accompanying consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2011 and 2010, and the related consolidated statements of operations, changes in (deficit) equity, and cash flows for each of the years in the three-year period ended October 31, 2011. We also have audited FuelCell Energy, Inc.'s internal control over financial reporting as of October 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). FuelCell Energy, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FuelCell Energy, Inc. and subsidiaries as of October 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, FuelCell Energy, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Hartford, Connecticut
January 17, 2012

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)	October 31, 2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 51,415**	$ 20,467
Investments—U.S. treasury securities	**12,016**	25,019
Accounts receivable, net of allowance for doubtful accounts of $555 and $393, respectively	**21,950**	18,066
Inventories, net	**40,101**	33,404
Other current assets	**7,466**	5,253
Total current assets	**132,948**	102,209
Property, plant and equipment, net	**23,925**	26,679
Investments—U.S. treasury securities	**—**	9,071
Investment in and loans to affiliate	**10,466**	9,837
Other assets, net	**16,291**	2,733
Total assets	**$ 183,630**	$ 150,529
LIABILITIES AND (DEFICIT) EQUITY		
Current liabilities:		
Current portion of long-term debt	**$ 5,056**	$ 976
Accounts payable	**14,143**	10,267
Accounts payable due to affiliate	**104**	575
Accrued liabilities	**26,894**	16,721
Deferred revenue	**64,114**	25,499
Preferred stock obligation of subsidiary	**3,854**	—
Total current liabilities	**114,165**	54,038
Long-term deferred revenue	**7,000**	8,042
Long-term preferred stock obligation of subsidiary	**12,878**	—
Long-term debt and other liabilities	**4,105**	4,056
Total liabilities	**138,148**	66,136
Redeemable preferred stock of subsidiary	**—**	16,849
Redeemable preferred stock (liquidation preference of $64,020 at October 31, 2011 and October 31, 2010)	**59,857**	59,857
Total (deficit) equity:		
Shareholders' (deficit) equity		
Common stock ($.0001 par value; 225,000,000 shares authorized; 138,400,497 and 112,965,725 shares issued and outstanding at October 31, 2011 and October 31, 2010, respectively)	**13**	11
Additional paid-in capital	**687,857**	663,951
Accumulated deficit	**(701,336)**	(655,623)
Accumulated other comprehensive income	**15**	11
Treasury stock, common, at cost (5,679 shares at October 31, 2011 and October 31, 2010)	**(53)**	(53)
Deferred compensation	**53**	53
Total shareholders' (deficit) equity	**(13,451)**	8,350
Noncontrolling interest in subsidiaries	**(924)**	(663)
Total (deficit) equity	**(14,375)**	7,687
Total liabilities and (deficit) equity	**$ 183,630**	$ 150,529

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share amounts)	Years Ended October 31, **2011**	2010	2009
Revenues:			
Product sales and revenues	**$115,104**	$ 59,226	$ 73,804
Research and development contracts	**7,466**	10,551	14,212
Total revenues	**122,570**	69,777	88,016
Costs of revenues:			
Cost of product sales and revenues	**127,350**	78,060	107,033
Cost of research and development contracts	**7,830**	10,370	10,994
Total cost of revenues	**135,180**	88,430	118,027
Gross loss	**(12,610)**	(18,653)	(30,011)
Operating expenses:			
Administrative and selling expenses	**16,299**	17,150	17,194
Research and development expenses	**16,768**	18,562	19,160
Total operating expenses	**33,067**	35,712	36,354
Loss from operations	**(45,677)**	(54,365)	(66,365)
Interest expense	**(2,578)**	(127)	(265)
Income (loss) from equity investments	**58**	(730)	(812)
Interest and other income, net	**2,861**	1,354	860
Loss before redeemable preferred stock of subsidiary	**(45,336)**	(53,868)	(66,582)
Accretion of redeemable preferred stock of subsidiary	**(525)**	(2,367)	(2,092)
Loss before provision for income taxes	**(45,861)**	(56,235)	(68,674)
Provision for income taxes	**(113)**	(91)	—
Net loss	**(45,974)**	(56,326)	(68,674)
Net loss attributable to noncontrolling interest	**261**	663	—
Net loss attributable to FuelCell Energy, Inc.	**(45,713)**	(55,663)	(68,674)
Adjustment for modification of redeemable preferred stock of subsidiary	**(8,987)**	—	—
Preferred stock dividends	**(3,200)**	(3,201)	(3,208)
Net loss to common shareholders	**$ (57,900)**	$(58,864)	$(71,882)
Net loss to common shareholders per share			
Basic	**$ (0.47)**	$ (0.63)	$ (0.99)
Diluted	**$ (0.47)**	$ (0.63)	$ (0.99)
Weighted average shares outstanding			
Basic	**124,498,073**	93,925,863	72,392,928
Diluted	**124,498,073**	93,925,863	72,392,928

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY

For the Years Ended October 31, 2011, 2010, and 2009 (Amounts in thousands, except share and per share amounts)	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Deferred Compensation	Noncontrolling Interest in Subsidiaries	Total Equity
	Shares	Amount							
Balance, October 31, 2008	68,782,446	$ 7	$ 578,337	$ (531,286)	$—	$ (90)	$ 90	$ —	$ 47,058
Sale of common stock	14,450,118	1	50,193	—	—	—	—	—	50,194
Share based compensation	—	—	4,815	—	—	—	—	—	4,815
Stock issued under benefit plans	1,151,875	—	1,307	—	—	—	—	—	1,307
Preferred dividends—Series B	—	—	(3,208)	—	—	—	—	—	(3,208)
Change in fair value of warrants	—	—	(148)	—	—	—	—	—	(148)
Deferred compensation	3,302	—	—	—	—	37	(37)	—	—
Effect of foreign currency translation	—	—	—	—	(2)	—	—	—	(2)
Net loss attributable to FuelCell Energy, Inc.	—	—	—	(68,674)	—	—	—	—	(68,674)
Balance, October 31, 2009	84,387,741	$ 8	$ 631,296	$ (599,960)	$ (2)	$ (53)	$ 53	$ —	$ 31,342
Sale of common stock	27,600,000	3	32,077	—	—	—	—	—	32,080
Share based compensation	—	—	2,965	—	—	—	—	—	2,965
Conversion of Series B preferred stock to common stock, net of original issuance costs	8,510	—	93	—	—	—	—	—	93
Stock issued under benefit plans	969,474	—	721	—	—	—	—	—	721
Preferred dividends—Series B	—	—	(3,201)	—	—	—	—	—	(3,201)
Noncontrolling interest in subsidiaries	—	—	—	—	—	—	—	(663)	(663)
Effect of foreign currency translation	—	—	—	—	13	—	—	—	13
Net loss attributable to FuelCell Energy, Inc.	—	—	—	(55,663)	—	—	—	—	(55,663)
Balance, October 31, 2010	112,965,725	$11	$ 663,951	$ (655,623)	$11	$ (53)	$ 53	$ (663)	$ 7,687
Sale of common stock	24,064,924	2	32,862	—	—	—	—	—	32,864
Share based compensation	—	—	2,577	—	—	—	—	—	2,577
Stock issued under benefit plans	1,369,848	—	654	—	—	—	—	—	654
Preferred dividends—Series B	—	—	(3,200)	—	—	—	—	—	(3,200)
FuelCell Ltd. (adjustment from Series 1 modification)	—	—	(8,987)	—	—	—	—	—	(8,987)
Noncontrolling interest in subsidiaries	—	—	—	—	—	—	—	(261)	(261)
Effect of foreign currency translation	—	—	—	—	4	—	—	—	4
Net loss attributable to FuelCell Energy, Inc.	—	—	—	(45,713)	—	—	—	—	(45,713)
Balance, October 31, 2011	**138,400,497**	**$13**	**$687,857**	**$(701,336)**	**$15**	**$(53)**	**$ 53**	**$(924)**	**$(14,375)**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share amounts)	Years Ended October 31, **2011**	2010	2009
Cash Flows from Operating Activities:			
Net loss	**$(45,974)**	$(56,326)	$(68,674)
Adjustments to reconcile net loss to net cash used in operating activities:			
Share-based compensation	**2,577**	2,965	4,815
(Income) loss in equity investments	**(58)**	730	812
Accretion of redeemable preferred stock of subsidiary	**525**	2,367	2,092
Interest receivable on loan to affiliate	**(185)**	(155)	(141)
Asset impairment	**—**	765	—
Loss on derivatives	**137**	95	330
Depreciation	**6,431**	7,438	8,591
Amortization of bond premium and interest expense	**2,490**	91	836
Provision (recovery) for doubtful accounts	**162**	374	(32)
(Increase) decrease in operating assets:			
Accounts receivable	**(4,046)**	4,480	(6,792)
Inventories	**(6,697)**	(7,971)	(910)
Other assets	**(15,586)**	(785)	2,402
Increase (decrease) in operating liabilities:			
Accounts payable	**3,405**	774	(7,050)
Accrued liabilities	**10,761**	3,762	3,786
Deferred revenue	**37,573**	6,404	(5,268)
Net cash used in operating activities	**(8,485)**	(34,992)	(65,203)
Cash Flows from Investing Activities:			
Capital expenditures	**(3,350)**	(2,481)	(2,588)
Convertible loan to affiliate	**(600)**	(600)	(600)
Treasury notes matured	**55,000**	32,500	41,000
Treasury notes purchased	**(33,019)**	(59,677)	—
Net cash provided by (used in) investing activities	**18,031**	(30,258)	37,812
Cash Flows from Financing Activities:			
Repayment of debt	**(306)**	(377)	(237)
Proceeds from debt	**4,000**	—	436
Net proceeds from sale of common stock, net of registration fees	**32,930**	32,104	50,332
Payment of preferred dividends and return of capital	**(15,226)**	(3,695)	(3,631)
Common stock issued for stock plans and related expenses	**—**	(151)	273
Net cash provided by financing activities	**21,398**	27,881	47,173
Effects on cash from changes in foreign currency rates	**4**	13	(2)
Net increase (decrease) in cash and cash equivalents	**30,948**	(37,356)	19,780
Cash and cash equivalents—beginning of year	**20,467**	57,823	38,043
Cash and cash equivalents—end of year	**$ 51,415**	$ 20,467	$ 57,823

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended October 31, 2011, 2010, and 2009)
(Tabular amounts in thousands, except share and per share amounts)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FuelCell Energy, Inc. and subsidiaries (the "Company," "we," "us," "our") are engaged in the development and manufacture of high temperature fuel cells for clean electric power generation. Our Direct FuelCell power plants produce reliable, secure and environmentally friendly 24/7 base load electricity for commercial, industrial, government and utility customers. We have commercialized our stationary fuel cells and are beginning the development of planar solid oxide fuel cell and other fuel cell technology. We expect to incur losses until such time as we can attain higher sales volumes.

The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries, including FuelCell Energy, Ltd. ("FCE Ltd."), our Canadian subsidiary; Bridgeport Fuel Cell Park, LLC ("BFCP"), Waterbury Renewable Energy ("WRE"), DFC-ERG Milford, LLC and DFC-ERG Connecticut, LLC, which were formed for the purpose of developing projects within Connecticut; FCE Korea Ltd., which was formed to facilitate our business operations in South Korea; and FuelCell Energy Solutions GmbH ("FCES GmbH") to facilitate business development in Europe. Alliance Monterrey, LLC; Alliance Star Energy, LLC; and Alliance TST Energy, LLC, (collectively, the "Alliance Entities") are joint ventures with Alliance Power, Inc. ("Alliance") established to construct fuel cell power plants and sell power under power purchase agreements ("PPA"). We have an 80 percent interest in each entity and accordingly, the financial results of the Alliance Entities are consolidated with our financial results. All intercompany accounts and transactions have been eliminated.

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents consist primarily of investments in money market funds and U.S. Treasury securities with original maturities averaging three months or less at date of acquisition. We place our temporary cash investments with high credit quality financial institutions. We have pledged approximately $8.4 million of our cash and cash equivalents as collateral against letters of credit, banking requirements and customer contracts. At October 31, 2011 and 2010, we had outstanding letters of credit of $7.1 million and $7.3 million, respectively.

Investments

Investments consist of U.S. Treasury securities with original maturities of greater than three months at the date of acquisition. The notes are classified as held-to-maturity since we have the ability and intention to hold them until maturity. The notes are carried at amortized cost, which is par value, plus or minus unamortized premium or discount. We classify notes with remaining maturities of one year or less as current assets and notes with remaining maturities greater than one year as non-current assets.

Inventories and Advance Payments to Vendors

Inventories consist principally of raw materials and work-in-process. In certain circumstances, we will make advance payments to vendors for future inventory deliveries. These advance payments are recorded as other current assets on the consolidated balance sheets.

Inventory is reviewed to determine if reserves are required for obsolescence (excess, obsolete, and slow-moving inventory). This review includes analyzing inventory levels of individual parts considering the current design of our products and production requirements as well as the expected inventory requirements for maintenance on installed power plants.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease. When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

Intellectual Property

Intellectual property, including internally generated patents and know-how, is carried at no value.

Impairment of Long Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, we compare the carrying amount of an asset group to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Revenue Recognition

We earn revenue from (i) the sale and installation of fuel cell power plants and modules (ii) sale of component part kits and spare parts to customers, (iii) site engineering and construction services (iv) providing services under long-term service agreements ("LTSA"), (v) the sale of electricity under power purchase agreements ("PPA") as well as incentive revenue from the sale of electricity under PPA's, and (vi) customer-sponsored research and development projects. Our revenue is primarily generated from customers located throughout the U.S. and Asia and from agencies of the U.S. government. Revenue from customer-sponsored research and development projects is recorded as research and development contracts revenue and all other revenues are recorded as product sales and revenues in the consolidated statements of operations.

For customer contracts for complete DFC Power Plants which the Company has adequate cost history and estimating experience and that management believes it can reasonably estimate total contract costs, revenue is recognized under the percentage of completion method of accounting. The use of percentage of completion accounting requires significant judgment relative to estimating total contract costs, including assumptions relative to the length of time to complete the contract, the nature and complexity of the work to be performed, anticipated increases in wages and prices for subcontractor services and materials, and the availability of subcontractor services and materials. Our estimates are based upon the professional knowledge and experience of our engineers, program managers and other personnel, who review each long-term contract on a quarterly basis to assess the contract's schedule, performance, technical matters and estimated cost at completion. Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods. Revenues are recognized based on the percentage of the contract value that incurred costs to date bear to estimated total contract costs, after giving effect to estimates of costs to complete based on most recent information. For customer contracts for new or significantly customized products, where management does not believe it has the ability to reasonably estimate total contract costs, revenue is recognized using the completed contract method and therefore all revenue and costs for the contract are deferred and not recognized until installation and acceptance of the power plant is complete. For all types of contracts, we recognize anticipated contract losses as soon as they become known and estimable. We have recorded an estimated contract loss reserve of $0.1 million and $0.6 million as of October 31, 2011 and October 31, 2010, respectively. Actual results could vary from initial estimates and reserve estimates will be updated as conditions change.

Revenue from component part kits and spare parts sales is recognized upon shipment and title transfer under the terms of the customer contract.

Revenue from LTSA contracts for power plants with our 5-year stack design is earned ratably over the term of the contract by performing routine monitoring and maintenance and by meeting a certain level of power output. For our legacy LTSA contracts on power plants with our older 3-year stack design, a portion of the contract value related to the stack replacement has been deferred. Upon stack replacement, revenue is recognized ratably over the remaining contract term. Revenue related to routine monitoring and maintenance under legacy contracts is recognized ratably over the full term of the contract.

Revenue from the sale of electricity under PPA's is recognized as electricity is provided to the customer. Incentive revenue is recognized ratably over the term of the PPA. Site engineering and construction services revenue is recognized on percentage of completion as costs are incurred.

Revenue from research and development contracts is recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. Revenue from government funded research, development and demonstration programs are generally multi-year, cost-reimbursement and/or cost-shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement, and on certain contracts we are reimbursed only a portion of the costs incurred. While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds.

During fiscal 2011, the Company entered into a sales contract and supplemental agreement with one of its customers in which revenue is being recognized based upon the current guidance for multiple-deliverable revenue arrangements. The guidance for an arrangement with multiple-deliverables states that the delivered items will be considered a separate unit of accounting if the following criteria are met:

- The delivered item or items have value to the customer on a standalone basis.
- If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

The components of the contract were evaluated and it was determined that each have standalone value to the customer. A selling price hierarchy is established for determining the selling price of the multiple deliverables. The selling price used for each deliverable will be based on vendor-specific objective evidence (VSOE) if available, third-party evidence (TPE) if VSOE is not available, or estimated selling price (ESP) if neither VSOE nor TPE is available. The Company evaluated the elements of the contract with the customer using this hierarchy and has determined that estimated selling prices would be utilized for each element. These estimated selling prices were principally based on the prices charged when these elements were sold separately on a limited basis in the past.

Warranty and Service Expense Recognition

We warranty our products for a specific period of time against manufacturing or performance defects. Our warranty is limited to a term generally 15 months after shipment or 12 months after installation of our products. We reserve for estimated future warranty costs based on historical experience. We also provide for a specific reserve if a there is a known issue requiring repair during the warranty period. Estimates used to record warranty reserves are updated as we gain further operating experience. As of October 31, 2011 and October 31, 2010, the warranty reserve, which is classified in accrued liabilities on the consolidated balance sheet totaled $1.1 million and $0.7 million, respectively.

In addition to the standard product warranty, we have entered into LTSA contracts with certain customers to provide monitoring, maintenance and repair services for fuel cell power plants. Our standard and most prevalent service agreement term is five years. Under the terms of our LTSA, the power plant must meet a minimum operating output during the term. If minimum output falls below the contract requirement, we may be subject to performance penalties or may be required to repair or replace the customer's fuel cell stack. An estimate is not recorded for a potential performance guarantee liability until a performance issue has occurred on a particular power plant. At that point, the actual power plant's output is compared against the minimum output guarantee and a reserve is recorded. The review of power plant performance is updated for each reporting period to incorporate the most recent performance of the power plant and minimum output guarantee payments made to customers, if any. The Company has provided for a reserve for performance guarantees, which based on historical fleet performance totaled $2.2 million and $1.2 million as of October 31, 2011 and 2010, respectively.

The Company provides for reserves on all LTSA agreements when the estimated future stack replacement and service costs are estimated to exceed the remaining contract value. Reserve estimates for future costs on LTSA agreements are determined by a number of factors including the estimated life of the stack, used replacement stacks available, our limit of liability on service agreements and future operating plans for the power plant. Our reserve estimates are performed on a contract by contract basis and include cost assumptions based on what we anticipate the service requirements will be to fulfill obligations for each contract. As of October 31, 2011, our reserve on LTSA contracts totaled $8.9 million compared to $6.6 million as of October 31, 2010. The increase related to changes in estimates for future expected costs. Prior to February 1, 2010, we provided for a pricing reserve if the agreement was sold below our standard pricing. As a result of our experience with these contracts and production rates of stacks and related costing, effective February 1, 2010, contract losses have been estimated as described above. The result of this change in estimate was not material to the consolidated financial statements.

LTSA's for power plants that have our five-year stack design are not expected to require a stack change to continue to meet minimum operating levels during the initial five-year term of the contract, although we have limited operating experience with these products. Stack replacements for new agreements which include the five-year stack design are expected to only be required upon renewal of the service agreement by the customer.

At the end of our LTSA contracts, customers are expected to either renew the contract or we anticipate that the stack module or the entire power plant will be returned to the Company as the plant is no longer being monitored or having routine service performed. In situations where the customer agrees at the time of a restack to return the stack to the Company at the end of the LTSA term, the cost of the stack is recorded as a long-term asset and depreciated over its expected life. If the Company does not obtain rights to title from the customer, the cost of the stack is expensed at the time of restack. As of October 31, 2011, total stack value recorded as a long-term asset was $15.1 million, net of $2.4 million of accumulated depreciation.

Deferred Revenue, Royalty Income and Customer Deposits

In February 2007, we entered into a 10-year manufacturing and distribution agreement with POSCO Power ("POSCO"). Under the terms of this agreement, POSCO will manufacture balance of plant ("BOP") in South Korea using its design, procurement and manufacturing expertise. Under the terms of the agreement, we will receive a 4.1 percent royalty on sales of BOP made by POSCO, subject to minimum royalties. Minimum annual royalties recorded under this agreement were $0.6 million and $0.3 million for the years ended October 31, 2011 and 2010, respectively.

In October 2009, we entered into a 10-year Stack Technology Transfer and License Agreement (the "2009 License Agreement") with POSCO allowing it to produce fuel cell stack modules from cells and components provided by us. These fuel cell modules will be combined with BOP manufactured in South Korea to complete electricity-producing fuel cell power plants for sale in South Korea. The 2009 License Agreement provides for an ongoing royalty, initially set at 4.1 percent of the revenues generated from sales of fuel cell stack modules manufactured and sourced by POSCO.

In connection with the 2009 License Agreement, we received an upfront license fee of $10.0 million. License fee income is recognized ratably over the term of the 2009 License Agreement. The Company recognized license fee income relating to the upfront license fee received during fiscal years ended October 31, 2011 and 2010 in the amount of $1.0 million, respectively.

In addition, we receive payments from customers upon the acceptance of a purchase order and when contractual milestones are reached. These payments may be deferred based on the nature of the payment and status of the specific project. Deferred revenue is recognized as revenue in accordance with our revenue recognition policies summarized above.

Research and Development Costs

We perform both customer-sponsored research and development projects based on contractual agreement with customers and company-sponsored research and development projects. Costs incurred for customer-sponsored projects include manufacturing and engineering labor, applicable overhead expenses, materials to build and test prototype units and other costs associated with customer-sponsored research and development contracts. These costs are recorded as cost of research and development contracts in the consolidated statements of operations.

Costs incurred for company-sponsored research and development projects consist primarily of labor, overhead, materials to build and test prototype units and consulting fees. These costs are recorded as research and development expenses in the consolidated statements of operations.

Share-Based Compensation

We account for restricted stock awards (RSA's) based on the closing market price of the Company's common stock on the date of grant. We account for stock options awarded to employees and non-employee directors under the fair value method of accounting using the Black-Scholes valuation model to estimate fair value at the grant date. The model requires us to make estimates and assumptions regarding the expected life of the option, the risk-free interest rate, the expected volatility of our common stock price and the expected dividend yield. The fair value of equity awards is amortized to expense over the vesting period, generally four years. Refer to Note 14 for additional information.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on net operating loss ("NOL") carryforwards, research and development credit carryforwards, and differences between financial reporting and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

The company's financial statements reflect expected future tax consequences of uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction) presuming the taxing authorities' full knowledge of the position and all relevant facts.

Concentrations

We contract with a concentrated number of customers for the sale of our products and for research and development contracts. For the fiscal years ended October 31, 2011, 2010 and 2009, our top four customers accounted for 71 percent, 68 percent and 64 percent, respectively, of our total annual consolidated revenue.

The percent of consolidated revenues from each customer for the years ended October 31, 2011, 2010 and 2009, respectively are presented below.

	2011	2010	2009
POSCO	**44%**	58%	64%
BioFuels Fuel Cells, LLC	**12%**	—	—
UTS BioEnergy, LLC	**10%**	—	—
Pacific Gas and Electric Company	**5%**	10%	—
Total	**71%**	68%	64%

POSCO is a related party and owns approximately 8 percent of the outstanding common shares of the Company. There can be no assurance that we will continue to achieve historical levels of sales of our products to our largest customers. Even though our customer base is expected to increase and our revenue streams to diversify, a substantial portion of net revenues could continue to depend on sales to a limited number of customers. Our agreements with these customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement, and our customers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales to, one or more of our larger customers could have a material adverse effect on our business, financial condition and results of operations.

Derivatives

We do not use derivatives for speculative purposes and through fiscal year end 2011, have not used derivatives for trading purposes. Derivative instruments consist of our warrants to purchase additional shares of common stock of Versa Power Systems, Inc. ("Versa") and embedded derivatives in our Series 1 preferred shares. We account for these derivatives using the fair-value method with changes in the underlying fair value recorded to earnings. Refer to Notes 2 and 12 for additional information.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, revenue recognition, excess, slow-moving and obsolete inventories, product warranty costs, LTSA reserves, allowance for uncollectible receivables, depreciation and amortization, impairment of assets, taxes, and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Comprehensive Income (Loss)

Comprehensive loss of $45.7 million, $55.7 million and $68.7 million includes net loss attributable to FuelCell Energy, Inc. of $45.7 million, $55.7 million and $68.7 million (as reported before preferred dividends and adjustment for modification of redeemable preferred stock) and foreign currency translation adjustments of $4.0 thousand, $13.0 thousand and $2.0 thousand for the years ended October 31, 2011, 2010 and 2009 respectively, which are included as a component of stockholders' (deficit) equity in the consolidated balance sheets.

Foreign Currency Translation

The translation of FuelCell Korea Ltd's financial statements results in translation gains or losses, which are recorded in accumulated other comprehensive income (loss) within stockholders' (deficit) equity.

Our Canadian subsidiary, FCE Ltd., is financially and operationally integrated and therefore the temporal method of translation of foreign currencies is followed. The functional currency is U.S. dollars. We are subject to foreign currency transaction gains and losses as certain invoices are denominated in Canadian dollars. We recognized a gain of $1.0 million, a loss of $0.01 million and a loss of $0.2 million for the years ended October 31, 2011, 2010 and 2009, respectively. These amounts have been classified as interest and other income, net in the consolidated statements of operations.

Subsequent Events

We have evaluated subsequent events and are not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this Form 10-K with the SEC that would have a material impact on our consolidated financial statements.

Recently Adopted Accounting Guidance

In April 2010, the FASB provided guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Research or development arrangements frequently include payment provisions whereby a portion or all of the consideration is contingent upon the achievement of milestone events. An entity may only recognize consideration that is contingent upon the achievement of a milestone in its entirety in the period the milestone is achieved only if the milestone meets certain criteria. We adopted this guidance effective November 1, 2010 and it did not impact our financial statements.

In December 2009, the FASB issued revised guidance related to the consolidation of variable interest entities ("VIE"). The revised guidance requires reporting entities to evaluate former qualified special purpose entities for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. We adopted this guidance effective November 1, 2010 and it did not impact our financial statements.

In October 2009, the FASB issued guidance updating accounting standards for revenue recognition for multiple-deliverable arrangements. The stated objective of the update was to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. The guidance provides amended methodologies for separating consideration in multiple-deliverable arrangements and expands disclosure requirements. We adopted this guidance for revenue arrangements entered into or materially modified after November 1, 2010 and it did not have a material impact on our financial statements or disclosures to date.

In June 2009, the FASB issued accounting guidance which requires a company to perform ongoing reassessment of whether it is the primary beneficiary of a variable interest entity ("VIE"). Specifically, the guidance modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance clarifies that the determination of whether a company is required to consolidate a VIE is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the VIE that most significantly impact the VIE's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a VIE and enhanced disclosures of the company's involvement in VIEs and any significant changes in risk exposure due to that involvement. We adopted this guidance effective November 1, 2010 and it did not have an impact on our financial statements.

Recent Accounting Guidance Not Yet Effective

In January 2010, the FASB issued guidance that requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. This amended guidance requires disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers in and out of Levels 1 and Levels 2 fair value measurements and disclosures about the purchase, sale, issuance and settlement activity of Level 3 fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about the purchase, sale, issuance and settlement activity of Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010. The Company was not impacted by the disclosures effective for interim periods beginning after December 15, 2009 and we do not expect the remaining disclosures required after December 15, 2010 upon adoption of this guidance will have a material impact on our financial statements or disclosures.

In May 2011, the FASB issued new guidance that clarifies and changes some fair value measurement principles and disclosure requirements. Among them is the clarification that the concepts of highest and best use and valuation premise in a fair value measurement should only be applied when measuring the fair value of nonfinancial assets. Additionally, the new guidance requires quantitative information about unobservable inputs, and disclosure of the valuation processes used and narrative descriptions with regard to fair value measurements within the Level 3 categorization of the fair value hierarchy. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption prohibited. The adoption of this new guidance is not expected to have a material impact on our financial statements or disclosures.

In June 2011, the FASB issued guidance that eliminates the option to present items of other comprehensive income ("OCI") as part of the statement of changes in stockholders' equity, and instead requires either OCI presentation and net income in a single continuous statement to the statement of operations, or as a separate statement of comprehensive income. This new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company is required to adopt this update in the first quarter of fiscal year 2013. The adoption of this accounting guidance is not expected to have a material impact on our financial statements.

NOTE 2.
EQUITY INVESTMENTS

Versa is one of our sub-contractors under the Department of Energy's ("DOE") large-scale hybrid project to develop a coal-based, multi-megawatt solid oxide fuel cell ("SOFC") based hybrid system. Versa is a private company founded in 2001 that is developing advanced SOFC systems for various stationary and mobile applications. We have a 39 percent ownership interest and account for Versa under the equity method of accounting. We recognize our share of the income or losses as income/(loss) from equity investments on the consolidated statements of operations.

In May 2011, we loaned Versa $0.6 million in the form of a convertible note (the "2011 Convertible Note"). We have also loaned Versa $2.0 million in the form of a convertible note in 2007 (the "2007 Convertible Note") and $0.6 million in each year 2009 and 2010 in the form of convertible notes (the "2009 Convertible Note" and the "2010 Convertible Note," respectively). The 2011 Convertible Note matures in May 2021, the 2010 Convertible Note matures April 2020, the 2009 Convertible Note matures November 2018 and the 2007 Convertible Note matures May 2017, unless certain prepayment events occur. In conjunction with the Convertible Notes, we received warrants for the right to purchase 4,830 shares of Versa common stock at a weighted average exercise price of $157 per share. Our ownership percentage would increase to 47 percent if the Convertible Notes and warrants are converted into common stock.

We have determined that the above warrants represent derivatives subject to fair value accounting. The fair value is determined based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. The fair value of the warrants is included within investment and loan to affiliate on the consolidated balance sheets and changes in the fair value of the warrants are included in interest and other income on the consolidated statements of operations. The fair value of the warrants as of October 31, 2011 and 2010 was $0.2 million and $0.2 million, respectively. The change in the fair value of the warrants was not material to the consolidated financial statements for the years ended October 31, 2011, 2010 and 2009. The carrying value of our investment in and loans to Versa was $10.5 million and $9.8 million as of October 31, 2011 and 2010, respectively.

NOTE 3. INVESTMENTS

The following table summarizes the amortized cost basis and fair value of our investments in U.S. treasury securities at October 31, 2011 and 2010:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. government obligations				
At October 31, 2011	**$12,016**	**$14**	**$ —**	**$12,030**
At October 31, 2010	$34,090	$74	$ —	$34,164

	2011	2010
Reported as:		
Short-term investments	**$12,016**	$25,019
Long-term investments	**—**	9,071
	$12,016	$34,090

As of October 31, 2011, investment securities had maturity dates ranging from November 15, 2011 to March 15, 2012, and estimated yields ranging from 1.13 percent to 1.75 percent, with a weighted average yield of 1.32 percent.

NOTE 4. INVENTORIES

The components of inventory at October 31, 2011 and October 31, 2010 consisted of the following:

	2011	2010
Raw materials	**$18,303**	$13,568
Work-in-process	**21,798**	19,836
Net inventory	**$40,101**	$33,404

Raw materials consist mainly of various nickel powders and steels, various other components used in producing cell stacks and purchased components for balance of plant. Work-in-process inventory is comprised of material, labor, and overhead costs incurred to build fuel cell stacks, which are subcomponents of a power plant. Work in process also includes costs related to power plants in inventory which have not yet been dedicated to a particular commercial customer contract.

Raw materials and work in process are net of valuation reserves of approximately $2.6 million and $5.4 million at October 31, 2011 and 2010, respectively.

NOTE 5. ACCOUNTS RECEIVABLE

Accounts receivable at October 31, 2011 and 2010 consisted of the following:

	2011	2010
U.S. Government:		
Amount billed	**$ 52**	$ 223
Unbilled recoverable costs	**1,012**	605
	1,064	828
Commercial customers:		
Amount billed	**$10,330**	$ 9,718
Unbilled recoverable costs	**10,556**	7,520
	20,886	17,238
	$21,950	$18,066

We bill customers for power plant sales based on reaching certain milestones. We bill the U.S. government for research and development contracts based on actual costs incurred, typically in the month subsequent to incurring costs. Unbilled recoverable costs relate to revenue recognized on customer contracts that have not been billed. The amounts above are presented net of an allowance for doubtful accounts of $0.6 million and $0.4 thousand at October 31, 2011 and 2010, respectively.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at October 31, 2011 and 2010 consisted of the following:

	2011	2010	Estimated Useful Life
Land	**$ 524**	$ 524	—
Building and improvements	**7,579**	7,582	10–26 years
Machinery, equipment and software	**66,552**	65,729	3–8 years
Furniture and fixtures	**2,755**	2,695	10 years
Power plants for use under PPAs	**13,538**	13,538	3–10 years
Construction in progress(1)	**5,762**	3,114	
	96,710	93,182	
Less: Accumulated depreciation	**(72,785)**	(66,503)	
Property, plant and equipment, net	**$ 23,925**	$ 26,679	

(1) Included in construction in progress are costs of $1.0 million and $0.9 million at October 31, 2011 and 2010, respectively, to build power plants that will service power purchase agreement contracts.

Depreciation expense was $6.4 million, $7.4 million and $8.6 million for the years ended October 31, 2011, 2010 and 2009, respectively.

NOTE 7. OTHER CURRENT ASSETS

Other current assets at October 31, 2011 and October 31, 2010 consisted of the following:

	2011	2010
Advance payments to vendors(1)	$ 4,378	$ 4,033
Interest receivable(2)	48	55
Note receivable(3)	804	—
Prepaid expenses and other(4)	2,236	1,165
Total	$ 7,466	$ 5,253

(1) Advance payments to vendors relate to inventory purchases. The October 31, 2010 amount has been reduced by a lower of cost or market adjustment $0.1 million. There was no lower of cost or market adjustment at October 31, 2011.

(2) Interest receivable relates to amounts due on investments in U.S. Treasury securities.

(3) Current portion of long-term note receivable.

(4) Primarily relates to other accounts receivable related to POSCO royalties and other prepaid vendor expenses including insurance, rent and lease payments.

NOTE 8. OTHER ASSETS, NET

Other assets, net at October 31, 2011 and October 31, 2010 consisted of the following:

	2011	2010
Long-term stack residual value(1)	$15,092	$ 2,050
Other(2)	1,199	683
Other Assets, net	$16,291	$ 2,733

(1) Relates to stack replacements performed under the Company's long-term service agreements. The cost of the stack is recorded as a long-term asset and is depreciated over its expected life. See note 1 for additional information. Additions during the year ended October 31, 2011 were $15.4 million. Accumulated depreciation was $2.4 million and $0.1 million for the years ended October 31, 2011 and 2010 respectively.

(2) Includes security deposits and note receivable.

NOTE 9. ACCRUED LIABILITIES

Accrued liabilities at October 31, 2011 and 2010 consisted of the following:

	2011	2010
Accrued payroll and employee benefits(1)	$ 4,672	$ 3,430
Accrued contract and operating costs(2)	88	2,126
Reserve for product warranty costs(3)	1,134	696
Reserve for long-term service agreement costs(4)	11,096	7,742
Reserve for B1200 repair and upgrade program(5)	7,949	—
Accrued taxes, legal, professional and other(6)	1,955	2,727
	$26,894	$16,721

(1) Balance relates to amounts owed to employees for compensation and benefits as of the end of the period.

(2) Balance includes estimated losses accrued on product sales contracts and amounts estimated as potentially owed to customers related to contract performance.

(3) Activity in the reserve for product warranty costs during the year ended October 31, 2011 included additions for estimates of potential future warranty obligations of $0.9 million on contracts in the warranty period and reserve reductions related to actual warranty spend and reversals to income of $0.5 million as contracts progress through the warranty period or are beyond the warranty period.

(4) The Company provides for reserves on all LTSA agreements when the estimated future stack replacement and service costs are estimated to exceed the remaining unrecognized contract value. Our reserve estimates are performed on a contract by contract basis and include cost assumptions based on what we anticipate the service requirements will be to fulfill obligations for each contract. As of October 31, 2011, our reserve on LTSA contracts totaled $8.9 million compared to $6.6 million as of October 31, 2010. If minimum output falls below the contract requirement, we may be subject to performance penalties or may be required to repair or replace the customer's fuel cell stack. An estimate is not recorded for a potential performance guarantee liability until a performance issue has occurred on a particular power plant. At that point, the actual power plant's output is compared against the minimum output guarantee and a reserve is recorded. The Company has provided for a reserve for performance guarantees, which based on historical fleet performance totaled $2.2 million and $1.2 million as of October 31, 2011 and 2010, respectively.

(5) During the second quarter of fiscal 2011, the Company incurred an obligation to repair and upgrade a select group of 1.2 megawatt (MW) fuel cell modules produced between 2007 and early 2009. The repair and upgrade obligation was based on events that occurred and knowledge obtained concerning the performance of this select group of modules during the second fiscal quarter of 2011, however, the formal agreement to begin the repair and upgrade program was not finalized until May 2011. The program commenced in the third quarter of 2011 and is expected to conclude by mid-2012. The Company recorded a charge of approximately $8.8 million during the quarter ended April 30, 2011 recorded as a cost of product sales and revenues on the consolidated statements of operations. The charge consisted of the costs associated with the replacement of modules of $9.5 million and the costs associated with the repair of other modules of $4.1 million, partially off-set by the estimated fair value at the end of the respective LTSA contract terms for upgraded assets being deployed in the program of approximately $4.8 million, which will be returned to the Company at the expiration of the respective LTSA agreements if the customer does not renew the LTSA agreement through at least the remaining useful life of the upgraded assets. The reserve reflected on the consolidated balance sheet as of April 30, 2011 was approximately $11.3 million as certain costs were previously incorporated in the Company's LTSA reserve. For the remainder of fiscal 2011 since April 30, 2011, the Company incurred actual repair and upgrade costs of approximately $2.9 million and reduced its estimate for future repair costs under this program resulting in a benefit to cost of product sales and revenues of $0.5 million.

(6) Balance includes accrued sales, use and payroll taxes as well as estimated legal, professional and other expense estimates as of the end of the period.

NOTE 10. DEBT AND LEASES

At October 31, 2011 and 2010, debt consisted of the following:

	2011	2010
Revolving credit facility	$ 4,000	$ —
Connecticut Development Authority Note	3,653	3,831
Connecticut Clean Energy Fund Note	775	710
Capitalized lease obligations	248	134
Total debt	$ 8,676	$4,675
Less: Current portion of long-term debt	(5,056)	(976)
Long-term debt	$ 3,620	$3,699

In January 2011, the Company entered into a $5.0 million revolving credit facility with JPMorgan Chase Bank, N.A. and the Export-Import Bank of the United States. The credit facility is to be used for working capital to finance the manufacture and production and subsequent export sale of the Company's products or services. The agreement has a one year term with renewal provisions. The outstanding principal balance of the facility bears interest, at the option of the Company of either the one-month LIBOR plus 1.5 percent or the prime rate of JP Morgan Chase. The facility is secured by certain working capital assets and general intangibles as defined in the agreement, up to the amount of the outstanding facility balance. Aside from certain negative covenants limiting the Company's ability to merge or acquire another company, sell non-inventory assets, create liens against collateral or change the organizational structure or identity, the facility does not require compliance with any financial covenants. At October 31, 2011, the outstanding amount owed under this facility was $4.0 million and is classified as current portion of long-term debt and other liabilities on the consolidated balance sheets.

In April 2008, we entered into a 10-year loan agreement with the Connecticut Development Authority to finance equipment purchases associated with manufacturing capacity expansion allowing for a maximum borrowing of $4.0 million. The stated interest rate is 5 percent and the loan is collateralized by the assets procured under this loan as well as $4.0 million of additional machinery and equipment. Interest only payments were required through November 2009. Principal and interest payments are due commencing in December 2009 through May 2018. The outstanding balance on the loan was $3.7 million and $3.8 for the years ended October 31, 2011 and 2010, respectively. For the year ended October 31, 2011 $0.2 million was classified as current portion of long-term debt and $3.5 million was classified as long-term debt. Interest paid during fiscal 2011 amounted to approximately $0.2 million.

In April 2006, BFCP entered into a loan agreement with the Connecticut Clean Energy Fund for $0.5 million, secured by assets of BFCP. Loan proceeds were designated for pre-development expenses associated with the development, construction and operation of a fuel cell generation facility in Bridgeport, Connecticut (the "Project"). Interest accrues monthly at an annual rate of 8.75 percent. Repayment of principal and any accrued and unpaid interest is required on the earliest occurrence of any of the following events: (a) twelve months after the commencement date of the commercial operation of the Project, (b) the date of consummation and closing of permanent institutional financing of the Project, (c) the date of consummation and closing of any sale of the Project and (d) the date upon which certain change in control events occur related to BFCP. None of these events has occurred and we have not made any payments or prepayments as of October 31, 2011. The outstanding balance on this loan was $0.8 million, including $0.2 million of accrued interest, as of October 31, 2011. This note is classified as currently payable as the timing of events that would result in repayment are not determinable.

We lease computer equipment under master lease agreements. Lease payment terms are generally thirty-six months from the date of acceptance for leased equipment.

Aggregate annual principal payments under our loan agreements, excluding payments relating to the revolving credit facility, and capital lease obligations for the years subsequent to October 31, 2011 are as follows:

2012	1,056
2013	289
2014	250
2015	216
2016	227
Thereafter	2,638
	$4,676

NOTE 11. SHAREHOLDERS' (DEFICIT) EQUITY

Registered Direct Offering

On January 13, 2011 we sold an aggregate of 10,160,428 units at a negotiated price of $1.87 per unit, with each unit consisting of (i) one share of FuelCell Energy, Inc. common stock, par value $0.0001 per share ("Common Stock") and (ii) one warrant to purchase 1.0 share of common stock, in a registered direct offering for gross proceeds of $19.0 million. The net proceeds from the sale of the units, after deducting the placement agent fees and other estimated offering expenses, was approximately $17.8 million. We have used and intend to use the proceeds from this offering for product development, project financing, expansion of manufacturing capacity, and general corporate purposes. The warrants have an exercise price of $2.29 per share and are exercisable beginning on the date that is six months and one day after the closing date and will expire twenty one months after issuance.

Additionally, FuelCell Energy exercised its right in the fourth quarter of fiscal 2011 to require the investor to purchase 10.0 million additional shares. The sale price for the additional shares was based on a fixed ten percent discount to a volume weighted average price ("VWAP") measurement at the time FuelCell Energy exercised the option. The net proceeds from the sale of the shares, after deducting agent fees and other expenses, were approximately $8.7 million. FuelCell Energy cannot require the investor to purchase more than $20 million of additional shares.

Common Stock

During fiscal 2011, the Company sold 3,904,496 shares of the Company's common stock on the open market and raised approximately $6.4 million, net of fees.

During the third quarter of fiscal 2010, the Company sold 27.6 million shares of our common stock at $1.25 per share in a public offering that generated net cash proceeds of approximately $32.1 million. The Company has and intends to use the net proceeds from this offering for product development, project financing, to expand manufacturing capacity and for general corporate purposes. The Company also issued 1.0 million shares under employee benefit plans.

NOTE 12.
REDEEMABLE PREFERRED STOCK

Redeemable Series B Preferred Stock

We have 250,000 shares of our 5 percent Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000) ("Series B Preferred Stock") authorized for issuance. At October 31, 2011 and 2010, there were 64,020 shares of Series B preferred stock issued and outstanding, with a carrying value of $59.9 million. The shares of our Series B preferred stock and the shares of our common stock issuable upon conversion of the shares of our Series B preferred stock are covered by a registration rights agreement. The following is a summary of certain provisions of our Series B preferred stock.

- *Ranking*—Shares of Series B preferred stock rank with respect to dividend rights and rights upon our liquidation, winding up or dissolution:
  - senior to shares of our common stock;
  - junior to our debt obligations; and
  - effectively junior to our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.
- *Dividends*—The Series B preferred stock pays cumulative annual dividends of $50 per share which are payable quarterly in arrears on February 15, May 15, August 15 and November 15, which commenced on February 15, 2005, when, as and if declared by the Board of Directors. Dividends accumulate and are cumulative from the date of original issuance. Accumulated dividends on the Series B preferred stock do not bear interest.

  The dividend rate is subject to upward adjustment as set forth in the Certificate of Designation if we fail to pay, or to set apart funds to pay, any quarterly dividend. The dividend rate is also subject to upward adjustment as set forth in the Registration Rights Agreement entered into with the Initial Purchasers if we fail to satisfy our registration obligations with respect to the Series B preferred stock (or the underlying common shares) under the Registration Rights Agreement.

  No dividends or other distributions may be paid or set apart for payment on our common shares (other than a dividend payable solely in shares of a like or junior ranking) unless all accumulated and unpaid Series B preferred stock dividends have been paid or funds or shares of common stock have been set aside for payment of accumulated and unpaid Series B preferred stock dividends.

  The dividend on the Series B preferred stock may be paid in cash; or at the option of the holder, in shares of our common stock, which will be registered pursuant to a registration statement to allow for the immediate sale of these common shares in the public market. Dividends of $3.2 million were paid in cash in each of the years ended October 31, 2011, 2010 and 2009. There were no cumulative unpaid dividends at October 31, 2011 and 2010.
- *Liquidation*—The Series B preferred stock stockholders are entitled to receive, in the event that we are liquidated, dissolved or wound up, whether voluntary or involuntary, $1,000 per share plus all accumulated and unpaid dividends to the date of that liquidation, dissolution, or winding up ("Liquidation Preference"). Until the holders of Series B preferred stock receive their Liquidation Preference in full, no payment will be made on any junior shares, including shares of our common stock. After the Liquidation Preference is paid in full, holders of the Series B preferred stock will not be entitled to receive any further distribution of our assets. At October 31, 2011 and 2010, the Series B preferred stock had a Liquidation Preference of $64.0 million.
- *Conversion Rights*—Each Series B preferred stock share may be converted at any time, at the option of the holder, into 85.1064 shares of our common stock (which is equivalent to an initial conversion price of $11.75 per share) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as described below, but will not be adjusted for accumulated and unpaid dividends. If converted, holders of Series B preferred stock do not receive a cash payment for all accumulated and unpaid dividends; rather, all accumulated and unpaid dividends are cancelled.

Beginning after November 20, 2009 we may, at our option, cause shares of Series B preferred stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150 percent of the then prevailing conversion price ($11.75 at October 31, 2011) for 20 trading days during any consecutive 30 trading day period, as described in the Certificate of Designation.

If holders of Series B preferred stock elect to convert their shares in connection with certain fundamental changes (as described below and in the Certificate of Designation), we will in certain circumstances increase the conversion rate by a number of additional shares of common stock upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that shares of our Series B preferred stock are converted into shares of the acquiring or surviving company, in each case as described in the Certificate of Designation.

The adjustment of the conversion price is to prevent dilution of the interests of the holders of the Series B preferred stock from the following:

- Issuances of common stock as a dividend or distribution to holders of our common stock;
- Common stock share splits or share combinations;
- Issuances to holders of our common stock of any rights, warrants or options to purchase our common stock for a period of less than 60 days; and
- Distributions of assets, evidences of indebtedness or other property to holders of our common stock.

- *Redemption*—We do not have the option to redeem the shares of Series B preferred stock. However, holders of the Series B preferred stock can require us to redeem all or part of their shares at a redemption price equal to the Liquidation Preference of the shares to be redeemed in the case of a "fundamental change." A fundamental change will be deemed to have occurred if any of the following occurs:
  - any "person" or "group" is or becomes the beneficial owner, directly or indirectly, of 50 percent or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors;

- during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by our Board of Directors or whose nomination for election by our shareholders was approved by a vote of two-thirds of our directors then still in office who were either directors at the beginning of such period or whose election of nomination for election was previously so approved) cease for any reason to constitute a majority of our directors then in office;
- the termination of trading of our common stock on the NASDAQ Stock Market and such shares are not approved for trading or quoted on any other U.S. securities exchange; or
- we consolidate with or merge with or into another person or another person merges with or into us or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our assets and certain of our subsidiaries, taken as a whole, to another person and, in the case of any such merger or consolidation, our securities that are outstanding immediately prior to such transaction and which represent 100 percent of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to the transaction such securities are changed into securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

Notwithstanding the foregoing, holders of shares of Series B preferred stock will not have the right to require us to redeem their shares if:

- the last reported sale price of shares of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or its announcement equaled or exceeded 105 percent of the conversion price of the shares of Series B preferred stock immediately before the fundamental change or announcement;
- at least 90 percent of the consideration (excluding cash payments for fractional shares) and, in respect of dissenters' appraisal rights, if the transaction constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange, or which will be so traded or quoted when issued or exchanged in connection with a fundamental change, and as a result of the transaction, shares of Series B preferred stock become convertible into such publicly traded securities; or
- in the case of fundamental change event in the fourth bullet above, the transaction is affected solely to change our jurisdiction of incorporation.

We may, at our option, elect to pay the redemption price in cash or, in shares of our common stock valued at a discount of 5 percent from the market price of shares of our common stock, or any combination thereof. Notwithstanding the foregoing, we may only pay such redemption price in shares of our common stock that are registered under the Securities Act of 1933 and eligible for immediate sale in the public market by non-affiliates of the Company.

- *Voting Rights*—Holders of Series B preferred stock currently have no voting rights; however, holders may receive certain voting rights, as described in the Certificate of Designation, if (1) dividends on any shares of Series B preferred stock, or any other class or series of stock ranking on a parity with the Series B preferred stock with respect to the payment of dividends, shall be in arrears for dividend periods, whether or not consecutive, for six calendar quarters or (2) we fail to pay the redemption price, plus accrued and unpaid dividends, if any, on the redemption date for shares of Series B preferred stock following a fundamental change.

So long as any shares of Series B preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of Series B preferred stock outstanding at the time (voting separately as a class with all other series of preferred stock, if any, on parity with our Series B preferred stock upon which like voting rights have been conferred and are exercisable) issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of the Series B preferred stock as to dividends or upon liquidation. In addition, we will not, subject to certain conditions, amend, alter or repeal provisions of our certificate of incorporation, including the certificate of designation relating to the Series B preferred stock, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of Series B preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding Series B preferred stock shares.

Series 1 Preferred Shares

In connection with our acquisition of Global Thermoelectric Inc. ("Global") in November 2003, we acquired the obligations of Global pursuant to its outstanding 1,000,000 Series 2 preferred shares ("Series 2 Preferred Shares") which continued to be held by Enbridge, Inc. With the sale of Global in May of 2004, the Series 2 preferred shares were cancelled, and replaced with substantially equivalent Series 1 preferred shares ("Series 1 Preferred Shares") issued by FCE FuelCell Energy Ltd. ("FCE Ltd").

On March 31, 2011, the Company entered into an agreement with Enbridge, Inc. ("Enbridge") to modify the Class A Cumulative Redeemable Exchangeable Preferred Shares agreement (the "Series 1 preferred share agreement") between FCE Ltd, a wholly-owned subsidiary of FuelCell Energy, and Enbridge, the sole holder of the Series 1 preferred shares. Consistent with the previous Series 1 preferred share agreement, FuelCell continues to guarantee the return of principal and dividend obligations of FCE Ltd. to the Series 1 preferred shareholders under the modified agreement.

Under the original Series 1 preferred shares provisions, FCE Ltd. had an accrued and unpaid dividend obligation of approximately Cdn. $12.5 million representing the deferral of dividends plus additional dividends thereon. Payment was originally due to Enbridge as of December 31, 2010, but was subsequently extended based on mutual consent. Under the modified share provisions, the Company is required to make (i) equal quarterly return of capital cash payments to the holders of the Series 1 preferred shares on the last day of each calendar quarter starting on March 31, 2011 and ending on December 31, 2011 and (ii) additional return of capital cash payments, as consideration for the one-year deferral, calculated at a 9.8 percent rate per annum on the unpaid Cdn. $12.5 million obligation, which additional payments will also be made to the holders of the Series 1 preferred shares on the last day of each calendar quarter starting on March 31, 2011 and ending on

December 31, 2011. Dividends accrue at a 1.25% quarterly rate on the unpaid principal balance, and additional dividends will accrue on the cumulative unpaid dividends (inclusive of the Cdn. $12.5 million unpaid dividend balance as of the modification date) at a rate of 1.25% per quarter, compounded quarterly.

Under the original Series 1 preferred shares provisions, FCE Ltd. was to make annual dividend payments totaling Cdn. $1,250,000. The modified terms of the Series 1 preferred shares adjust these payments to (i) annual dividend payments of Cdn. $500,000 and (ii) annual return of capital payments of Cdn. $750,000. These payments commenced on March 31, 2011 and will end on December 31, 2020. Additional dividends accrue on cumulative unpaid dividends at a 1.25 percent quarterly rate, compounded quarterly, until payment thereof. On December 31, 2020 the amount of all accrued and unpaid dividends on the Series 1 preferred shares of Cdn. $21.1 million and the balance of the principal redemption price of Cdn. $4.4 million shall be paid to the holders of the Series 1 preferred shares. FCE Ltd. has the option of making dividend payments in the form of common stock or cash under the Series 1 preferred shares provisions.

On March 31, 2011, the modified instrument had a carrying value of Cdn. $25.2 million. The Company assessed the accounting guidance related to the classification of the preferred shares after the modification on March 31, 2011 and concluded that the preferred shares should be classified as a mandatorily redeemable financial instrument, and presented as a liability on the consolidated balance sheet. Due to the reclassification of the instrument to a liability, the Company has accounted for this modification of the Series 1 preferred shares as an extinguishment and therefore the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock on our balance sheet prior to the modification represents a return to the preferred stockholder and treated in a manner similar to the treatment of dividends paid on preferred stock. Accordingly, the difference between (1) the fair value of the Series 1 preferred shares and (2) the carrying amount of the Series 1 preferred shares on our balance sheet prior to the modification was subtracted from net loss to arrive at loss to common stockholders in the calculation of earnings per share.

The previous model used to value the original Series I preferred shares was modified to value the pre-modification contract, to reflect the new cash-flows discussed above. The notional amount of the instrument is accreted beginning in 2011 to correspond to the initial four quarterly returns of capital payments in 2011 and to the quarterly $187,500 paid from 2011–2020 as return of capital. It is assumed that the Company will exercise the call option to force conversion in 2020. The conversion feature is modeled using a lattice approach. Call option strikes are adjusted for cumulative dividends and the conversion ratio is adjusted by the notional schedule. The stock is projected in the future assuming a log-normal distribution. The stock volatility, the interest rate curve, the foreign exchange rates and credit spreads are assumed to be deterministic. The cumulative dividend is modeled as a quarterly cash dividend component and a cumulative payment in 2020.

The revaluation of the Series 1 preferred shares resulted in a reduction of additional paid in capital of $9.0 million, which is also presented on the consolidated statements of operations as a charge to modification of redeemable preferred stock of subsidiary to arrive at net loss to common shareholders and is included in the calculation of earnings per share for net loss to common shareholders. The reason for the change in the value of the obligation was that the original obligation had been accounted for under purchase price accounting at the time of the Global Thermoelectric Inc. acquisition in November 2003. The valuation at that time included a market risk discount and used the exchange rate at the time of the acquisition. Under the new valuation, the future estimated cash flows were discounted using the current exchange rate.

The Company made its scheduled payments of Cdn. $10.9 million during fiscal 2011 under the terms of the modified agreement, including the recording of interest expense of approximately Cdn. $2.3 million. As of October 31, 2011, the carrying value of the Series 1 preferred shares was Cdn. $16.6 million ($16.7 million USD) and is classified as preferred stock obligation of subsidiary on the consolidated balance sheets.

In addition to the above, the significant terms of the Series 1 preferred shares include the following:

- *Voting Rights*—The holders of the Series 1 preferred shares are not entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of FCE Ltd, but shall be entitled to receive notice of meetings of shareholders of FCE Ltd. called for the purpose of authorizing the dissolution or sale of its assets or a substantial part thereof.
- *Dividends*—Dividend payments can be made in cash or common stock of the Company, at the option of FCE Ltd., and if common stock is issued it may be unregistered. If FCE Ltd. elects to make such payments by issuing common stock of the Company, the number of common shares is determined by dividing the cash dividend obligation by 95 percent of the volume weighted average price in U.S. dollars at which board lots of the common shares have been traded on NASDAQ during the 20 consecutive trading days preceding the end of the calendar quarter for which such dividend in common shares is to be paid converted into Canadian dollars using the Bank of Canada's noon rate of exchange on the day of determination.
- *Redemption*—The Series 1 preferred shares are redeemable by FCE Ltd. for Cdn. $25 per share less any amounts paid as a return of capital in respect of such share plus all unpaid dividends and accrued interest. Holders of the Series 1 preferred shares do not have any mandatory or conditional redemption rights.
- *Liquidation or Dissolution*—In the event of the liquidation or dissolution of FCE Ltd., the holders of Series 1 preferred shares will be entitled to receive Cdn. $25 per share less any amounts paid as a return of capital in respect of such share plus all unpaid dividends and accrued interest. The Company has guaranteed any liquidation obligations of FCE Ltd.
- *Exchange Rights*—A holder of Series 1 preferred shares has the right to exchange such shares for fully paid and non-assessable common stock of the Company at the following exchange prices:
  - Cdn. $129.46 per share of common stock after July 31, 2010 until July 31, 2015;
  - Cdn. $138.71 per share of common stock after July 31, 2015 until July 31, 2020; and
  - at any time after July 31, 2020, at a price equal to 95 percent of the then current market price (in Cdn. $) of the Company's common stock at the time of conversion.

The exchange rates set forth above shall be adjusted if the Company: (i) subdivides or consolidates the common stock; (ii) pays a stock dividend; (iii) issues rights, options or other convertible securities to the Company's common stockholders enabling them to acquire common stock at a price less than 95 percent of the then-current price; or (iv) fixes a record date to distribute to the Company's common stockholders shares of any other class of securities, indebtedness or assets.

Derivative Liability Related to Series 1 Preferred Shares

The conversion feature and variable dividend contained in the terms of the Series 1 preferred shares are not clearly and closely related to the characteristics of the Series 1 preferred shares. Accordingly, these features qualify as embedded derivative instruments and are required to be accounted for separately and recorded as derivative financial instruments at fair value.

The conversion feature is valued using a lattice model. This is a one-factor model used to project stochastic stock prices, while risk free rates, discount rates and foreign exchange rates are deterministic factors. Based on the pay-off profiles of the Series 1 preferred shares, it is assumed that we will exercise the call option to force conversion in 2020. Conversion after 2020 delivers a fixed pay-off to the investor, and is modeled as a fixed payment in 2020. The cumulative dividend is modeled as a quarterly cash dividend component (to satisfy minimum dividend payment requirement), and a one-time cumulative dividend payment in 2010. The cumulative dividend is compounded at a 2.45 percent quarterly rate. Call option strikes are adjusted for the cumulative dividend and the conversion ratio is adjusted by the accreted notional until 2010.

The variable dividend is valued using a Monte Carlo simulation model. The embedded derivative is defined as the difference between the value of a normal 5 percent annual dividend payment stream, and the value of a stock price and foreign exchange rate linked dividend payment stream. Future stock prices and exchange rates are simulated following geometric Brownian motion to determine the stock/FX linked dividend going out to the year 2020, when the Series 1 preferred shares are assumed to be force converted.

The assumptions used in these valuation models include historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the security is denominated in Canadian dollars, and the closing price of our common stock. The aggregate fair value of these derivatives included within long-term debt and other liabilities on the consolidated balance sheets as of October 31, 2011 and 2010 was $0.6 million and $0.5 million, respectively.

NOTE 13.
SEGMENT INFORMATION

We are engaged in the development, design, production and sale of high temperature fuel cells for clean electric power generation. Critical to the success of our business is, among other things, our research and development efforts, both through customer-sponsored projects and company-sponsored projects. The research and development activities are viewed as another product line that contributes to the development, design, production and sale of fuel cell products, however, it is not considered a separate operating segment. Due to the nature of the internal financial and operational reports reviewed by the chief operating decision maker, who does not review and assess financial information at a discrete enough level to be able to assess performance of research and development activities as if it operated as a standalone business segment, we have identified one business segment: fuel cell power plant production and research.

Revenues, by geographic location (based on the customer's ordering location) for the years ended October 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
United States	**$ 66,531**	$28,764	$30,450
South Korea	**53,256**	40,148	56,100
England	**1,639**	—	—
Indonesia	**675**	—	—
Germany	**290**	681	991
Canada	**156**	136	74
Japan	**23**	48	401
Total	**$122,570**	$69,777	$88,016

NOTE 14.
BENEFIT PLANS

We have shareholder approved equity incentive plans, a shareholder approved Section 423 Stock Purchase Plan (the "ESPP") and an employee tax-deferred savings plan, which are described in more detail below.

Equity Incentive Plans

The Board adopted the 2006 and 2010 Equity Incentive Plans (collectively, the "Equity Plans"). Pursuant to the Equity Plans, 5.0 million shares of common stock were reserved for issuance. The Board is authorized to grant incentive stock options, nonstatutory stock options, stock appreciation rights ("SARs"), restricted stock awards ("RSAs"), restricted stock units, performance units, performance shares, dividend equivalent rights and other stock based awards to our officers, key employees and non-employee directors. Stock options, RSAs and SARs have restrictions as to transferability. Stock option exercise prices are fixed by the Board but shall not be less than the fair market value of our common stock on the date of the grant. SARs may be granted in conjunction with stock options. Stock options generally vest ratably over four years and expire 10 years from the date of grant. As of October 31, 2011, there were 1,305,635 shares available for grant. As of October 31, 2011, equity awards outstanding consisted of incentive stock options, nonstatutory stock options and RSAs. The Company has not issued any other type of equity award to its officers, key employees and non-employee directors. The 1998 Equity Incentive Plan remains in effect only to the extent of awards outstanding under the plan as of October 31, 2011.

We account for stock options awarded to employees and non-employee directors under the fair value method. The fair value of stock options is estimated on the grant date using the Black-Scholes option valuation model and the following weighted-average assumptions:

	2011	2010	2009
Expected life (in years)	**7.0**	7.0	6.8
Risk free interest rate	**3.0%**	3.4%	2.3%
Volatility	**73.0%**	72.2%	72.4%
Dividends yield	**0.0%**	0.0%	0.0%

The expected life is the period over which our employees are expected to hold the options and is based on historical data for similar grants. The risk free interest rate is based on the expected U.S. Treasury rate over the expected life. Expected volatility is based on the historical volatility of our stock. Dividend yield is based on our expected dividend payments over the expected life.

Share-based compensation was reflected in the consolidated statements of operations as follows:

	2011	2010	2009
Cost of product sales and revenues	**$ 726**	$ 761	$1,029
Cost of research and development contracts	**115**	175	188
General and administrative expense	**1,275**	1,397	2,802
Research and development expense	**457**	627	780
Total share-based compensation	**$2,573**	$2,960	$4,799

The following table summarizes our stock option activity for the year ended October 31, 2011:

Options	Shares	Weighted-Average Option Price
Outstanding at October 31, 2010	5,118,201	$10.15
Granted	216,657	$ 1.98
Exercised	—	$ 0.00
Cancelled	(2,014,300)	$12.41
Outstanding at October 31, 2011	**3,320,558**	**$ 8.25**

The weighted average grant-date fair value per share for options granted during the years ended October 31, 2011, 2010 and 2009 was $1.38, $2.02 and $1.97, respectively. There were no options exercised in fiscal 2011. The total intrinsic value of options exercised during the years ended October 31, 2010 and 2009 was $0.0 million and $0.1 million, respectively.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.26–$ 5.10	**599,748**	**8.4**	**$ 2.56**	**542,782**	**$ 2.61**
$ 5.11–$ 9.92	**1,656,762**	**4.6**	**$ 7.78**	**1,525,887**	**$ 7.71**
$ 9.93–$14.74	**973,798**	**2.9**	**$11.85**	**973,398**	**$11.86**
$14.75–$19.56	**90,250**	**0.6**	**$15.89**	**90,250**	**$15.89**
	3,320,558	**4.7**	**$ 8.25**	**3,132,317**	**$ 8.35**

There was no intrinsic value for options outstanding and exercisable at October 31, 2011.

During fiscal year 2011, we granted 1,418,538 RSAs to employees. RSA expense is based on the fair value of the award at the date of grant and is amortized over the vesting period, generally four years. The weighted average grant-date fair value of RSAs was $1.92 per share. During the year, 497,618 RSAs were cancelled. At October 31, 2011, there were 1,800,482 outstanding RSAs with an average remaining life of 1.7 years and an aggregate intrinsic value of $1.9 million.

As of October 31, 2011, total compensation cost related to non-vested stock options and RSAs not yet recognized was $0.3 million and $3.2 million, respectively, which is expected to be recognized over the next 0.3 and 1.9 years, respectively, on a weighted-average basis.

Stock may be issued to employees as part of the annual incentive bonus. During fiscal 2011, 2010 and 2009, we issued 353,543, 233,822 and 355,253 shares of common stock, respectively, in lieu of cash bonuses with values of $0.7 million, $0.7 million and $1.1 million, respectively, to fulfill the accrued obligation from each of the prior fiscal years.

Employee Stock Purchase Plan

There were 1,900,000 shares of common stock reserved for issuance under the ESPP. Under the ESPP, eligible employees have the right to purchase shares of common stock at the lesser of (i) 85 percent of the last reported sale price of our common stock on the first business day of the offering period, or (ii) 85 percent of the last reported sale price of the common stock on the last business day of the offering period, in either case rounded up to avoid impermissible trading fractions. Shares issued pursuant to the ESPP contain a legend restricting the transfer or sale of such common stock for a period of six months after the date of purchase. As of October 31, 2011, there were 998,060 shares of common stock available for issuance under the ESPP.

ESPP activity for the year ended October 31, 2011 was as follows:

Options	Number of Shares
Balance at October 31, 2010	127,703
Additional shares approved by shareholders	1,000,000
Issued at $0.97	(129,643)
Outstanding at October 31, 2011	**998,060**

The fair value of shares under the ESPP was determined at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010	2009
Expected life (in years)	**0.5**	0.5	0.5
Risk free interest rate	**0.2%**	0.2%	0.7%
Volatility	**90.5%**	94.0%	99.0%
Dividends yield	**0.0%**	0.0%	0.0%

The weighted-average fair value of shares issued under the ESPP during fiscal 2011 was $0.97 per share.

Employee Tax-Deferred Savings Plans

We offer a 401(k) plan (the "Plan") to all full time employees that provides for tax-deferred salary deductions for eligible employees (beginning the first month following an employee's hire date). Employees may choose to make voluntary contributions of their annual compensation to the Plan, limited to an annual maximum amount as set periodically by the Internal Revenue Service. We provide discretionary matching contributions equal to 100 percent of the employee's contribution amount, up to a maximum of 6 percent of the employee's annual salary. Participants are required to contribute a minimum of 3 percent in order to be eligible to participate and receive the matching contribution. Matching contributions begin vesting after one year and are fully vested after five years. Employee contributions are fully vested when made. Under the Plan, there is no option available to the employee to receive or purchase our common stock. In February 2009, we suspended our matching contribution. Matching contributions under the Plan were $0.5 million for the fiscal year ended October 31, 2009.

NOTE 15. INCOME TAXES

The components of loss from continuing operations before income taxes for the fiscal years ended October 31, 2011, 2010, and 2009 were as follows:

	2011	2010	2009
U.S.	**$(46,269)**	$(53,868)	$(66,582)
Foreign	**408**	(2,367)	(2,092)
Loss before income taxes	**$(45,861)**	$(56,235)	$(68,674)

There was a current income tax expense of $0.1 million related to foreign withholding taxes in South Korea and no deferred federal income tax expense (benefit) for each of the years ended October 31, 2011 and 2010. There was no current or deferred federal income tax expense (benefit) for the year ended October 31, 2009. Franchise tax expense, which is included in administrative and selling expenses, was $0.1 million, $0.2 million and $0.2 million for the years ended October 31, 2011, 2010 and 2009, respectively.

The reconciliation of the federal statutory income tax rate to our effective income tax rate for the years ended October 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Statutory federal income tax rate	**(34.0%)**	(34.0%)	(34.0%)
Increase (decrease) in income taxes resulting from:			
State taxes net of Federal benefits	**(2.3)**	(2.0)	(1.6)
Foreign Withholding Tax	**0.3**		
Net operating loss adjustment	**1.7**	1.6	0.5
Nondeductible expenditures	**1.9**	1.7	1.7
Change in State tax rate	**(2.4)**	7.6	12.8
Other, net	**0.3**	—	0.1
Valuation allowance	**34.8**	25.1	20.5
Effective income tax rate	**0.3%**	—%	—%

Our deferred tax assets and liabilities consisted of the following at October 31, 2011 and 2010:

	2011	2010
Deferred tax assets:		
Compensation and benefit accruals	**$ 4,490**	$ 3,855
Bad debt and other reserves	**3,888**	3,028
Capital loss and tax credit carry-forwards	**6,222**	5,885
Investment in Versa	**2,490**	2,491
Net operating loss	**202,635**	188,963
Deferred license revenue	**2,847**	3,178
Lower of cost or market inventory reserves	**1,158**	1,897
Gross deferred tax assets:	**223,730**	209,297
Valuation allowance	**(222,536)**	(207,622)
Deferred tax assets after valuation allowance	**1,194**	1,675
Deferred tax liability:		
Investment in partnerships	**(884)**	(581)
Accumulated depreciation	**(310)**	(1,094)
Gross deferred tax liability	**(1,194)**	(1,675)
Net deferred tax assets	**$ —**	$ —

We continually evaluate our deferred tax assets as to whether it is "more likely than not" that the deferred tax assets will be realized. In assessing the realizability of our deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. As a result, we recorded a full valuation allowance against our net deferred tax assets. Approximately $4.2 million of the valuation allowance will reduce additional paid in capital upon subsequent recognition of any related tax benefits.

At October 31, 2011, we had federal and state NOL carryforwards of $629 million and $357 million, respectively, for which a portion of the NOL has not been recognized in connection with share-based compensation. The Federal NOLs expire in varying amounts from 2020 through 2031 while state NOLs expire in varying amounts from 2012 through 2031. Additionally, we had $9.3 million of state tax credits available, of which $1 million expires in 2018. The remaining credits do not expire.

Certain transactions involving the Company's beneficial ownership occurred in fiscal 2011 and prior years, which could have resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. We have completed a detailed Section 382 study in fiscal 2011 to determine if any of our NOL and credit carryovers will be subject to limitation. Based on that study we have determined that there was no ownership change as of the end of our 2011 fiscal year under Section 382.

As discussed in Note 1, the Company's financial statements reflect expected future tax consequences of uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction) presuming the taxing authorities' full knowledge of the position and all relevant facts.

The liability for unrecognized tax benefits at October 31, 2011 and 2010 was $15.7 million. This amount is directly associated with a tax position taken in a year in which federal and state NOL carryforwards were generated. Accordingly, the amount of unrecognized tax benefit has been presented as a reduction in the reported amounts of our federal and state NOL carryforwards. It is our policy to record interest and penalties on unrecognized tax benefits as income taxes; however, because of our significant NOLs, no provision for interest or penalties has been recorded.

We file income tax returns in the U.S. and various states, primarily Connecticut and California. We are open to examination by the Internal Revenue Service and various states in which we file for fiscal years 1998 to the present. We are currently not under any income tax examinations.

NOTE 16. EARNINGS PER SHARE

Basic earnings (loss) per common share ("EPS") are generally calculated as income (loss) available to common shareholders divided by the weighted average number of common shares outstanding. Diluted EPS is generally calculated as income (loss) available to common shareholders divided by the weighted average number of common shares outstanding plus the dilutive effect of common share equivalents.

The calculation of basic and diluted EPS for the years ended October 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Numerator			
Net loss	**$(45,974)**	$(56,326)	$(68,674)
Adjustment for modification of redeemable preferred stock of subsidiary	**(8,987)**	—	—
Preferred stock dividend	**(3,200)**	(3,201)	(3,208)
Net loss attributable to noncontrolling interest	**261**	663	—
Net loss to common shareholders	**$(57,900)**	$(58,864)	$(71,882)
Denominator			
Weighted average basic common shares	**124,498,073**	93,925,863	72,392,928
Effect of dilutive securities[1]	—	—	—
Weighted average diluted common shares	**124,498,073**	93,925,863	72,392,928
Basic loss per share	**(0.47)**	(0.63)	(0.99)
Diluted loss per share[1]	**(0.47)**	(0.63)	(0.99)

(1) Due to the net loss to common shareholders in each of the years presented above, diluted earnings per share was computed without consideration to potentially dilutive instruments as their inclusion would have been antidilutive. Potentially dilutive instruments include stock options, warrants and convertible preferred stock. At October 31, 2011, 2010 and 2009, there were options to purchase 3.3 million, 5.1 million and 5.7 million shares of common stock, respectively. On January 13, 2011 we issued 10.2 million warrants in connection with a registered direct offering. Each warrant is exercisable for 1 share of common stock. The warrants have an exercise price of $2.29 per share and are exercisable beginning on the date that is six months and one day after the initial closing date and will expire twenty one months after issuance.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Lease Agreements

In December 2006, we entered into a master lease agreement that allows for the lease of computer equipment up to an aggregate cost of $2.5 million. As of October 31, 2011 and 2010, we had capital lease obligations of $0.2 million and $0.1 million, respectively. Lease payment terms are thirty six months from the date of lease.

We also lease certain computer and office equipment and manufacturing facilities in Torrington and Danbury, Connecticut under operating leases expiring on various dates through 2015. Rent expense was $1.5 million, $1.4 million and $1.4 million for the fiscal years ended October 2011, 2010 and 2009, respectively.

Non-cancelable minimum payments applicable to operating and capital leases as of October 31, 2010 were as follows:

	Operating Leases	Capital Leases
2012	$ 860	$110
2013	855	94
2014	852	44
2015	483	—
2016	75	—
Thereafter	—	—
Total	$3,125	$248

Service and Warranty Agreements

Under the provisions of our LTSAs, we provide services to maintain, monitor, and repair customer power plants to meet minimum operating levels. Under the terms of our LTSA, the power plant must meet a minimum operating output during the term. If minimum output falls below the contract requirement, we may be subject to performance penalties or may be required to repair or replace the customer's fuel cell stack. An estimate is not recorded for a potential performance guarantee liability until a performance issue has occurred on a particular power plant. At that point, the actual power plant's output is compared against the minimum output guarantee and a reserve is recorded. The review of power plant performance is updated for each reporting period to incorporate the most recent performance of the power plant and minimum output guarantee payments made to customers, if any. The Company has provided for a reserve for performance guarantees, which is based on actual historical fleet performance which totaled $2.2 million and $1.2 million as of October 31, 2011 and 2010, respectively and is recorded in Accrued Liabilities.

Our reserves on LTSA contracts, excluding the reserve for performance guarantees, totaled $8.9 million, $6.6 million and $6.0 million as of October 31, 2011, 2010 and 2009, respectively and is recorded in Accrued Liabilities. Our reserve estimates are performed on a contract by contract basis and include cost assumptions based on what we anticipate the service requirements will be to fulfill obligations for each contract.

The revenue and cost of our LTSAs in the fiscal years ended October 31, 2011, 2010 and 2009, were as follows:

	2011	2010	2009
Revenue	**$ 10,529**	$ 6,850	$ 5,015
Costs	**(14,629)**	(20,774)	(19,386)
Costs in Excess of revenue	**$ (4,100)**	$(13,924)	$(14,371)

In fiscal 2008, our five-year fuel cell stack went into production and was placed in service during fiscal 2009, extending the expected life by two years. Service agreements related to power plants that have the five-year stack design are not expected to require a stack change to continue to meet minimum operating levels although we have limited operating experience with these products. Power plants that do not have the new design may require a stack replacement and we expect to continue to incur costs for stack changes as the older three-year stacks reach end of life.

Power Purchase Agreements

Under the terms of our PPAs, customers agree to purchase power from our fuel cell power plants at negotiated rates. Electricity rates are generally a function of the customers' current and future electricity pricing available from the grid. As owner of the power plants, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. We are not required to produce minimum amounts of power under our PPA agreements and we have the right to terminate PPA agreements by giving written notice to the customer, subject to certain exit costs.

Other

We are involved in legal proceedings, claims and litigation arising out of the ordinary conduct of our business. Although we cannot assure the outcome, management presently believes that the result of such legal proceedings, either individually, or in the aggregate, will not have a material adverse effect on our consolidated financial statements, and no material amounts have been accrued in our consolidated financial statements with respect to these matters.

NOTE 18.
SUPPLEMENTAL CASH FLOW INFORMATION

The following represents supplemental cash flow information:

	Year Ended October 31,		
	2011	2010	2009
Cash interest paid	**$ 182**	$241	$ 264
Income taxes paid	**$ 17**	$ 16	$ —
Noncash financing and investing activity:			
Common stock issued for employee annual incentive bonus	**$ 707**	$673	$1,076
Common stock issued for Employee Stock Purchase Plan in settlement of prior year accrued employee contributions	**$ 58**	$109	$ —
Adjustment for modification of redeemable preferred stock of subsidiary	**$8,987**	$ —	$ —

NOTE 19.
QUARTERLY INFORMATION (UNAUDITED)

Selected unaudited financial data for each quarter of fiscal years 2011 and 2010 is presented below. We believe that the information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended October 31, 2011					
Revenues	**$ 28,080**	**$ 28,607**	**$ 31,160**	**$ 34,723**	**$122,570**
Gross profit (loss)	**(2,316)**	**(10,870)**	**137**	**439**	**(12,610)**
Loss on operations	**(10,612)**	**(19,822)**	**(7,359)**	**(7,884)**	**(45,677)**
Net loss	**(11,007)**	**(20,008)**	**(7,830)**	**(7,129)**	**(45,974)**
Preferred stock dividends	**(800)**	**(800)**	**(800)**	**(800)**	**(3,200)**
Net loss to common shareholders	**(11,738)**	**(29,743)**	**(8,554)**	**(7,865)**	**(57,900)**
Net loss to common shareholders per basic and diluted common share[(1)]	**$ (0.10)**	**$ (0.24)**	**$ (0.07)**	**$ (0.06)**	**$ (0.47)**
Year ended October 31, 2010					
Revenues	$ 14,616	$ 16,587	$ 18,873	$ 19,701	$ 69,777
Gross loss	(5,493)	(5,800)	(3,756)	(3,604)	(18,653)
Loss on operations	(14,269)	(15,436)	(12,559)	(12,101)	(54,365)
Net loss	(14,718)	(15,978)	(13,114)	(12,516)	(56,326)
Preferred stock dividends	(802)	(800)	(799)	(800)	(3,201)
Net loss to common shareholders	(15,434)	(16,682)	(13,825)	(12,923)	(58,864)
Net loss to common shareholders per basic and diluted common share[(1)]	$ (0.18)	$ (0.20)	$ (0.15)	$ (0.11)	$ (0.63)

(1) The full year net loss to common shareholders basic and diluted share may not equal the sum of the quarters due to weighting of outstanding shares.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE EXPOSURE

We typically invest in U.S. Treasury securities with maturities ranging from less than three months to one year or more. We expect to hold these investments until maturity and accordingly, these investments are carried at cost and not subject to mark-to-market accounting. At October 31, 2011, our U.S. Treasury investments had a carrying value of $12.0 million and maturity dates ranging from November 15, 2011 to March 15, 2012. The fair value of these securities at October 31, 2011 approximated their carrying value. At October 31, 2010, our U.S. Treasury investments had a carrying value of $34.1 million and maturity dates ranging from November 18, 2010 to March 15, 2012. The fair value of these securities at October 31, 2010 approximated their carrying value. Cash is invested overnight with high credit quality financial institutions and therefore we are not exposed to market risk from changing interest rates. Based on our overall interest rate exposure at October 31, 2011, including all interest rate sensitive instruments, a change in interest rates of one percent would affect our results of operations by approximately $0.6 million.

FOREIGN CURRENCY EXCHANGE RISK

As of October 31, 2011, less than one percent of our total cash, cash equivalents and investments were in currencies other than U.S. dollars (Canadian dollars and South Korean Won). We make purchases from certain vendors in currencies other than U.S. dollars. Although we have not experienced significant foreign exchange rate losses to date, we may in the future, especially to the extent that we do not engage in currency hedging activities. The economic impact of currency exchange rate movements on our operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause us to adjust our financing and operating strategies.

DERIVATIVE FAIR VALUE EXPOSURE

Series 1 Preferred Stock

Our Series 1 preferred shares include embedded derivatives that require bifurcation from the host contract. Specifically, the embedded derivatives requiring bifurcation from the host contract include the conversion feature of the security and the variable dividend obligation. The aggregate fair value of these derivatives included within long-term debt and other liabilities in our consolidated balance sheets as of October 31, 2011 and 2010 was $0.6 million and $0.5 million, respectively. The fair value was based on valuation models using various assumptions including historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the Series 1 preferred security is denominated in Canadian dollars, and the closing price of our common stock. Changes in any of these assumptions would change the underlying fair value with a corresponding charge or credit to earnings. However, any changes to the assumptions are not expected to have a material effect on our results of operations or financial condition.

Warrants

In connection with our investment in Versa, we received warrants for the right to purchase additional shares of Versa's common stock. At October 31, 2011 and 2010, we held warrants for the right to purchase 4,830 and 3,969 shares of Versa's common stock, respectively. We have determined that these warrants represent derivatives. The fair value of the warrants is based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. The fair value of the warrants at October 31, 2011 and 2010 was $0.2 million and was included within investment and loan to affiliate in our consolidated balance sheets. Changes in any of these assumptions would result in a change in the fair value of the warrants and impact our results of operations, however, the impact is not expected to be material. For example, a 10 percent decrease in the volatility assumption would have resulted in a charge to earnings of $30 thousand, assuming all other assumptions remain the same.

PERFORMANCE GRAPH

The following graph compares the annual change in the Company's cumulative total stockholder return on its common stock for the five fiscal years ended October 31, 2011 with the cumulative stockholder total return on the Russell 2000 Index and a peer group consisting of Standard Industry Classification ("SIC") Group Code 369 companies listed on The American Stock Exchange, NASDAQ Global Market and New York Stock Exchange for that period ("Peer Index"). It assumes $100 invested on November 1, 2006 with dividends reinvested.



Comparison of 5-Year Cumulative Total Return
Assumes Initial Investment of $100
October 2011
160
140
120
100
80
60
40
20
0
2006
2007
2008
2009
2010
2011
FuelCell Energy, Inc.
Russell 2000 Index
Peer Index

FORWARD-LOOKING STATEMENT DISCLAIMER

When used in this report, the words "expects," "anticipates," "estimates," "should," "will," "could," "would," "may," and similar expressions are intended to identify forward-looking statements. Such statements relate to the development and commercialization of FuelCell Energy, Inc's. and its subsidiaries ("FuelCell Energy," "Company," "we," "us" and "our") fuel cell technology and products, future funding under government research and development contracts, future financing for projects including publicly issued bonds, equity and debt investments by investors and commercial bank financing, the expected cost competitiveness of our technology, and our ability to achieve our sales plans and cost reduction targets. These and other forward-looking statements contained in this report are subject to risks and uncertainties, known and unknown, that could cause actual results to differ materially from those forward-looking statements, including, without limitation, general risks associated with product development and manufacturing, changes in the utility regulatory environment, potential volatility of energy prices, government appropriations, the ability of the government to terminate its development contracts at any time, rapid technological change, competition and changes in accounting policies or practices adopted voluntarily or as required by accounting principles generally accepted in the United States, as well as other risks contained under Item 1A—Risk Factors of this report. We cannot assure you that we will be able to meet any of our development or commercialization schedules, that the government will appropriate the funds anticipated by us under our government contracts, that the government will not exercise its right to terminate any or all of our government contracts, that any of our new products or technology, once developed, will be commercially successful, that our existing DFC power plants will remain commercially successful, or that we will be able to achieve any other result anticipated in any other forward-looking statement contained herein. The forward-looking statements contained herein speak only as of the date of this report. Except for ongoing obligations to disclose material information under the federal securities laws, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

SHAREHOLDER INFORMATION

CORPORATE OFFICES
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

FORM 10-K
A copy of the Annual Report on Form 10-K for the year ended October 31, 2011, which is filed with the U.S. Securities and Exchange Commission, can be accessed from our website at www.fuelcellenergy.com. We will provide, without charge, a copy of the Annual Report on Form 10-K for the year ended October 31, 2011. You may request a copy by writing to Investor Relations at the address below.

COMPANY CONTACTS
For additional information about FuelCell Energy, Inc. please contact:

Investor Relations
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
IR@fce.com

CORPORATE WEBSITE
www.fuelcellenergy.com

REGISTRAR AND TRANSFER AGENT
Shareholders with questions regarding lost certificates, address changes or changes of ownership should contact:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
(718) 921-8124
info@amstock.com
www.amstock.com

AUDITORS
KPMG LLP

LEGAL COUNSEL
Robinson & Cole LLP

ANNUAL MEETING
The Annual Meeting of Shareholders will be held Thursday, April 5, 2012 at 10:15 a.m. at the:

NASDAQ Market Site
4 Times Square
New York, NY 10036

COMMON STOCK PRICE INFORMATION
Our common stock has been publicly traded since June 25, 1992. From September 21, 1994 through February 25, 1997, it was quoted on the NASDAQ National Market, and from February 26, 1997 through June 6, 2000, it was traded on the American Stock Exchange. Our common stock trades under the symbol "FCEL" on the NASDAQ Global Market. The following table sets forth the high and low sale prices for our common stock for the fiscal periods indicated as reported by the NASDAQ Global Market during the indicated quarters.

Common Stock Price	High	Low
Year Ended October 31, 2011		
First Quarter	**$2.41**	**$1.12**
Second Quarter	**$2.23**	**$1.55**
Third Quarter	**$1.97**	**$1.25**
Fourth Quarter	**$1.42**	**$ .80**
Year Ended October 31, 2010		
First Quarter	$4.02	$2.76
Second Quarter	$3.40	$2.57
Third Quarter	$2.95	$1.02
Fourth Quarter	$1.42	$1.04

COMMON STOCK DIVIDEND POLICY
No cash dividends have been declared or paid by the Company on its common stock since its inception.

NON-DISCRIMINATION STATEMENT
In order to provide equal employment and advancement opportunities to all individuals, our employment decisions will be based on merit, qualifications, and abilities. We do not discriminate in employment opportunities or practices on the basis of race, color, religion, creed, age, sex, marital status, national origin, ancestry, past or present history of mental disorder, mental retardation, learning disabilities, physical disability, sexual orientation, gender identification, genetic information, or any other characteristic protected by law.

OFFICERS & DIRECTORS

OFFICERS

Arthur A. Bottone
President and Chief Executive Officer

Michael S. Bishop
Senior Vice President, Chief Financial Officer, Corporate Secretary, and Treasurer

Anthony F. Rauseo
Senior Vice President and Chief Operating Officer

BOARD OF DIRECTORS

John A. Rolls [1, 2, 3, 5]
Managing Partner of Core Capital Group, a private investment partnership

Arthur A. Bottone [2, 6]
President and CEO, FuelCell Energy, Inc.

Richard A. Bromley [4, 6]
Retired Vice President—Law and Government Affairs for AT&T

James H. England [2, 3, 6]
Corporate Director and Chief Executive Officer of Stahlman—England Irrigation, Inc. and HEMS, LLC, An investment partnership

James D. Gerson [3, 5]
Private Investor

William A. Lawson [4, 5]
Retired Chairman of the Board of Newcor, Inc.

George K. Petty [3, 4, 7]
Former President and Chief Executive Officer of Telus Corporation

Togo Dennis West, Jr. [4, 6]
Former U.S. Secretary of the Army and U.S. Secretary of Veterans Affairs

1 Chairman of the Board of Directors
2 Executive Committee
3 Audit and Finance Committee
4 Compensation Committee
5 Nominating and Corporate Governance Committee
6 Government Affairs Committee
7 Not Standing for Re-election

Statements in this Report relating to matters not historical are forward-looking statements that involve important factors that could cause actual results to differ materially from those anticipated. Cautionary statements identifying such important factors are described in reports, including the Form 10-K for the fiscal year ended October 31, 2011, filed by FuelCell Energy, Inc. with the Securities and Exchange Commission and available at www.fuelcellenergy.com.

FuelCell Energy

Ultra-Clean, Efficient, Reliable Power

3 Great Pasture Road, Danbury, CT 06813-1305

203-825-6000 | www.fuelcellenergy.com